As filed with the Securities and Exchange Commission on April 15, 2003
                                            Registration No. 333-_____
___________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    INITIAL

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
             (Exact name of registrant as specified in its charter)

    DELAWARE                           6355                    41-0991508
 (State or other                 (Primary Standard          (I.R.S. Employer
  jurisdiction of                    Industrial              Identification No.)
  incorporation or                Classification Code
  organization)                        Number)

                               1475 Dunwoody Drive
                      West Chester, Pennsylvania 19380-1478
                                 (610) 425-3400
    (Address, and telephone number of registrant's principal executive office)

        Linda E. Senker, Esq.                       Kimberly J. Smith, Esq.
        ING                                         ING
        1475 Dunwoody Drive                         1475 Dunwoody Drive
        West Chester, PA 19380-1478                 West Chester, PA 19380-1478
        (610) 425-4139                              (610) 425-3427
                (Name and Address of Agent for Service)


Approximate date of commencement of proposed sale to the public:
As soon as practical after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box ................................................ [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)
of this Form, check the following box................................... [XX]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].....................................

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].....................................

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box [ ]
--------------------------------------------------------------------------------

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus herein related to Registration Statement Number 333-96597.
--------------------------------------------------------------------------------
                      Calculation of Registration Fee

                                                              Proposed
Title of each class                       Proposed             maximum         Amount of
of securities to be Amount to be  maximum offering price  aggregate offering   registration
     registered      registered      price per unit            price(1)           fee(2)

-------------------------------------------------------------------------------------------
Annuity Contracts
(Interests in       N/A                 N/A                    N/A              N/A(3)
Fixed Account)


(1) The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.

(2) Amounts previously registered in connection with File Nos. 333-40596, 333-52320, 333-59398, 333-87152 and 333-96597 were $378,787.88, $300,000,000,
$1,300,000,000,$600,000,000 and $1,000,000,000 at registration fees of
$100 (on June 30, 2000), $79,200 (on December 20, 2000), $325,000
(on April 23, 2001), $55,200 (on April 29, 2002) and $92,000 (on July 17, 2002)
respectively.

(3) Pursuant to Rule 457(p) under the Securities Act of 1933, the total filing fees of $551,500 associated with File No. 333-96597, filed on behalf of Golden American Life Insurance Company on the dates in (2) above, offset the amount of the registration fee for this Registration Statement. As of March 31, 2003, the amount of unsold securities was $1,178,880,182.

-----------------------------------------------------------------------------

                               PART I


--------------------------------------------------------------------------------
GOLDEN AMERICAN LIFE INSURANCE COMPANY
DEFERRED MODIFIED GUARANTEED ANNUITY PROSPECTUS

                         GOLDENSELECT GUARANTEE ANNUITY

--------------------------------------------------------------------------------

                                                                     MAY 1, 2003

     This prospectus describes GoldenSelect Guarantee Annuity, a group and individual deferred modified guaranteed annuity contract (the "Contract") offered by Golden American Life Insurance Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

     The Contract provides a means for you to invest your single premium payment in the fixed account with guaranteed interest periods. Your contract value will vary to reflect interest credited. We will credit your contract value with a fixed rate of interest. We set the interest rates periodically. You currently may choose a guaranteed interest period of 5, 6, 7, 8, 9 and 10 years (subject to availability), although we may not offer all these periods in the future or through all broker-dealers. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts, and the rates for a given guaranteed interest period may vary among contracts. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we take a Market Value Adjustment. A surrender charge may also apply to withdrawals from your contract.

     For Contracts sold in some states, not all guaranteed interest periods are available. You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payment you paid), or, if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

     REPLACING AN EXISTING ANNUITY WITH THE CONTRACT MAY NOT BE BENEFICIAL TO YOU. YOUR EXISTING ANNUITY MAY BE SUBJECT TO FEES OR PENALTIES ON SURRENDER, AND THE CONTRACT MAY HAVE NEW CHARGES.

     This prospectus provides information that you should know before investing and should be kept for future reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY ANY BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

Guarantee Annuity - 126040

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

     Index of Special Terms.................................................  ii
     Fees and Expenses......................................................   1
     Financial Statements...................................................
     Golden American Life Insurance Company.................................
     The Fixed Account......................................................
     The Annuity Contract...................................................
        Contract Date and Contract Year.....................................
        Annuity Start Date..................................................
        Contract Owner......................................................
        Joint Owner.........................................................
        Annuitant...........................................................
        Beneficiary.........................................................
        Change of Contract Owner or Beneficiary.............................
        Purchase and Availability of the Contract...........................
        Crediting of Premium Payment........................................
        Administrative Procedures...........................................
        Contract Value......................................................
        Cash Surrender Value................................................
        Surrendering to Receive the Cash Surrender Value....................
        The Fixed Account...................................................
        Other Important Provisions..........................................
     Withdrawals............................................................
     Death Benefit..........................................................
        Death Benefit During the Accumulation Phase.........................
        Death Benefit During the Income Phase...............................
        Required Distributions upon Contract Owner's Death..................
     Charges and Fees.......................................................
        Charges Deducted from the Contract Value............................
           Surrender Charge.................................................
           Waiver of Surrender Charge for Extended Medical Coverage.........
           Free Withdrawal Amount...........................................
           Surrender Charge for Excess Withdrawals..........................
           Premium Taxes....................................................
     The Annuity Options....................................................
     Other Contract Provisions..............................................
     Other Information......................................................
        State Regulation....................................................
        Legal Proceedings...................................................
        Legal Matters.......................................................
        Experts.............................................................
        Further Information.................................................
        Incorporation of Certain Documents by
           Reference........................................................
     Federal Tax Considerations.............................................  17
     Appendix A

        Market Value Adjustment Examples....................................  A1
     Appendix B
        Surrender Charge for Excess Withdrawals Example.....................  B1

Guarantee Annuity - 126040

--------------------------------------------------------------------------------
INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

     -----------------------------------------------------------
     SPECIAL TERM                                           PAGE
     -----------------------------------------------------------
     Annuitant
     -----------------------------------------------------------
     Annuity Start Date
     -----------------------------------------------------------
     Cash Surrender Value
     -----------------------------------------------------------
     Contract Date
     -----------------------------------------------------------
     Contract Owner
     -----------------------------------------------------------
     Contract Value
     -----------------------------------------------------------
     Contract Year
     -----------------------------------------------------------
     Free Withdrawal Amount
     -----------------------------------------------------------
     Market Value Adjustment
     -----------------------------------------------------------

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

     ---------------------------------------------------------------------------
     TERM USED IN THIS PROSPECTUS        CORRESPONDING TERM USED IN THE CONTRACT
     ---------------------------------------------------------------------------
     Annuity Start Date                  Annuity Commencement Date
     ---------------------------------------------------------------------------
     Contract Owner                      Owner or Certificate Owner
     ---------------------------------------------------------------------------
     Contract Value                      Accumulation Value
     ---------------------------------------------------------------------------
     Free Look Period                    Right to Examine Period
     ---------------------------------------------------------------------------
     Guaranteed Interest Period          Guarantee Period
     ---------------------------------------------------------------------------
     Withdrawals                         Partial Withdrawals

Guarantee Annuity - 126040

--------------------------------------------------------------------------------
FEES AND EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES*

     Surrender Charge:

     COMPLETE YEARS ELAPSED                   0   1   2   3   4   5   6   7   8+
       SINCE START OF GUARANTEE PERIOD

     SURRENDER CHARGE                         8%  7%  6%  5%  4%  3%  2%  1%  0%

     * A Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your surrender amount. In addition, if you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax charge of 0% to 3.5% to pay to your state.

--------------------------------------------------------------------------------
GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Golden American is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life"). Equitable Life is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia.

Equitable Life was previously a subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa") which was merged into Lion Connecticut effective December 31, 2002. Lion Connecticut is the holding company for Equitable Life, Directed Services, Inc., the distributor of the Contracts, and other interests.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The audited consolidated financial statements of Golden American as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, are included in this prospectus.

--------------------------------------------------------------------------------
THE FIXED ACCOUNT
--------------------------------------------------------------------------------

Assets supporting your contract value are invested in our Fixed Account. Your premium payment (less withdrawals and less applicable premium taxes, if any) will earn interest at the initial guarantee rate which is an annual effective rate of interest. You may select the duration of your initial guarantee period from among the durations offered by us. The duration you select will determine your initial guarantee rate. We currently offer guaranteed interest periods of 5, 6, 7, 8, 9 and 10 years, although we may not offer all these periods in the future or through all broker-dealers. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts, and the rates for a given guaranteed interest period may vary among contracts. We will credit your premium payment with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the last contract year in the guarantee period.

If you surrender, withdraw, or annuitize your investment before the 30 day period prior to the end of the guaranteed interest period, we will apply a Market Value Adjustment to the amount of the transaction in excess of the free withdrawal amount. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal if we apply a Market Value Adjustment.

Guarantee Annuity - 126040

Assets supporting your contract value are available to fund the claims of all classes of our customers, contract owners and other creditors. Interests under your Contract are registered under the Securities Act of 1933, but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD

A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your contract value. We may at any time decrease or increase the number of guaranteed interest periods offered. Your contract value is the sum of your premium payment and the interest credited as adjusted for any withdrawals (including any Market Value Adjustment applied to such withdrawal) or other charges we may impose.

Your contract value will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium. We will credit interest daily at a rate which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

The interest rate to be credited to your contract value is guaranteed as long as you do not take your money out until the period beginning 30 days before the applicable maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. To find out the current guaranteed interest rate for a guaranteed interest period you are interested in, please contact our Customer Service Center or your registered representative. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

We may from time to time at our discretion offer interest rate specials for new premiums that are higher than the current base interest rate. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

RENEWAL INTEREST RATES

Unless you elect to surrender your contract, a subsequent guarantee period will automatically begin at the end of a guarantee period. We may not offer the same guarantee interest periods for renewal as for initial periods. If offered at the time of your renewal, each subsequent guarantee period will be of the same duration as the previous guarantee period unless you elect in writing, on any day within the 30 day period preceding the end of the current guarantee period, a guarantee period of a different duration from among those offered by us at that time. At least 30 calendar days before the maturity date of the current guarantee period, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available. If you do not elect a different guarantee period, and your current guaranteed interest period is not available as a renewal period or would go beyond the annuity start date, we will transfer your contract value to the next shortest guaranteed interest period which does not go beyond the annuity start date. Your contract value will then earn interest at a guarantee rate that we have declared for that duration. The guarantee rate for the guarantee period automatically applied in these circumstances may be higher or lower than the guarantee rate for longer durations.

The contract value at the beginning of any renewal guarantee period will be equal to the contract value at the end of the guarantee period just ending. This contract value, less withdrawals made after the beginning of the subsequent guarantee period, will earn interest compounded annually at the renewal guarantee rate.

WITHDRAWALS

During the accumulation phase, you may withdraw a portion of your contract value. Beginning 28 days after the contract date, you may make systematic withdrawals of only the interest earned during the prior month,

Guarantee Annuity - 126040
quarter or year, depending on the frequency chosen, under our systematic withdrawal option. A withdrawal may be subject to a Market Value Adjustment and, in some cases, a surrender charge (see "Charges and Fees"). Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment to amounts in excess of the free withdrawal amount (i) whenever you withdraw money (unless made within the 30 day period before the maturity date of the applicable guaranteed interest period) and (ii) if on the annuity start date a guaranteed interest period does not end on or within 30 days of the annuity start date. The Market Value Adjustment resets at the start of each guarantee period.

We determine the Market Value Adjustment by multiplying the amount you withdraw or apply to an income plan by the following factor:

                       ( ( 1+I )/( 1+J+.0050 ) )^N/365 -1*

     where:

     "I" is the Index Rate (as defined below), determined at the beginning of the current guarantee period;

     "J" is the Index Rate, determined at the time of surrender or withdrawal for a security with time to maturity equal to the number of years (fractional years rounded up to the next full year) remaining in the guarantee period from the date of surrender or withdrawal; and

     "N" is the number of days from the date of surrender or withdrawal to the end of the current guarantee period.

          ---------------------

     * For contracts issued in Florida, the factor is [(1+I)/(1+J+.0025)]^N/365 - 1.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to an applicable guaranteed interest period. The average currently is based on the period starting from the 22nd day of the calendar month two months prior to the month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender or annuitization, we will add or subtract any Market Value Adjustment from the amount surrendered or annuitized. In the event of a partial withdrawal or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value, we will consider your request to be a full surrender or annuitization.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix A.

--------------------------------------------------------------------------------
THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract described in this prospectus is a deferred fixed annuity contract. The Contract provides a means for you to invest in the Fixed Account of the Company.

Guarantee Annuity - 126040

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit.

JOINT OWNER. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

Guarantee Annuity - 126040

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

CHANGE OF CONTRACT OWNER OR BENEFICIARY. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations in this prospectus.

PURCHASE AND AVAILABILITY OF THE CONTRACT

We will issue a Contract only if both the annuitant and the contract owner are age 90 or younger. The single premium payment must be $5,000 or more ($1,500 for qualified Contracts). Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial premium requirement for certain group or sponsored arrangements. Any premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. YOU SHOULD NOT BUY THIS CONTRACT: (1) IF YOU ARE LOOKING FOR A SHORT-TERM INVESTMENT; (2) IF YOU CANNOT RISK GETTING BACK LESS MONEY THAN YOU PUT IN; OR (3) IF YOUR ASSETS ARE IN A PLAN WHICH PROVIDES FOR TAX-DEFERRAL AND YOU SEE NO OTHER REASON TO PURCHASE THIS CONTRACT.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs.

CREDITING OF PREMIUM PAYMENT

We will process your premium payment within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. In certain states we also accept premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.

Guarantee Annuity - 126040

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

     (1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

     (2) If your state and broker-dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with an Application Acknowledgement Statement for your execution. Until our Customer Service Center receives the executed Application Acknowledgement Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of the premium payment plus credited interest, minus any withdrawals (including any Market Value Adjustment applied to such withdrawal), contract fees, and premium taxes. If you surrender your contract during the 30-day period preceding a maturity date, you will receive the contract value.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract, other than during the 30-day period prior to a maturity date. The cash surrender value will fluctuate daily based on the interest credited to the contract value and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

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Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's contract value. See "The Fixed Account" for more information.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Death Benefit," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

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WITHDRAWALS
--------------------------------------------------------------------------------

Any time during the accumulation phase and before the death of the owner, you may withdraw all or part of your money. Keep in mind that your contract value after the withdrawal must equal or exceed $1,000 or we will treat the withdrawal request as a request to surrender the Contract. We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount is equal to the prior 12 months' interest earned and not previously withdrawn. The surrender charge varies by the length of the guarantee period selected, beginning with 8% during year 1 and reducing by 1% per year to the end of the guarantee period. No surrender charge is imposed upon a surrender made during the 30-day period immediately preceding the end of a guarantee period. The surrender charge period resets at the beginning of each guarantee period. It is charged against the contract value and is based on the amount of the withdrawal.

We will apply a Market Value Adjustment to any withdrawal in excess of the free withdrawal amount taken prior to the 30-day period before the maturity date. Definitive guidance on the proper federal tax treatment of the market value adjustment has not been issued. You may want to discuss the potential tax consequences of a market value adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payment made.

Upon surrender, surrender charges and a Market Value Adjustment will be applied retroactively with respect to any free withdrawal amount previously withdrawn within the same contract year as the surrender.

We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a surrender charge and Market Value Adjustment to any regular withdrawal in excess of the free withdrawal amount that is taken prior to the 30 day period before the maturity date.

SYSTEMATIC WITHDRAWALS

You may choose to receive automatic systematic withdrawal payments. Systematic withdrawals are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed the free withdrawal amount. Systematic withdrawals under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions.

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

Systematic withdrawals may be taken monthly, quarterly or annually. You decide when you would like systematic payments to start as long as they start at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th , your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the interest earned and not previously withdrawn, but in either case is limited to interest earnings. If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable free withdrawal amount on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such free withdrawal amount. Thus, your fixed dollar systematic withdrawals will never exceed the free withdrawal amount. If you want fixed dollar systematic withdrawals to exceed the free withdrawal amount and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. You choose the amount of the fixed systematic withdrawals. We will assess a surrender charge and Market Value Adjustment on the withdrawal date if the withdrawal exceeds the free withdrawal amount on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the free withdrawal amount. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable free withdrawal amount.

IRA WITHDRAWALS

If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by Federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by Federal tax law, distributions adequate to satisfy the requirements imposed by Federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when

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

the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

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DEATH BENEFIT
--------------------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either, the contract owner or the first of joint owners dies, or the annuitant dies (when a contract owner is not an individual). Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit is equal to the contract value. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center ("claim date"). Amounts could be reduced by a charge for premium taxes owed and withdrawals not previously deducted.

If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The death benefit value will not continue to accrue at the current guaranteed interest period rate, but will be credited with the rate being offered under new contracts at such time for the guarantee period elected by the beneficiary. Please note if your beneficiary elects a guarantee period of more than five years, the distribution may be subject to a Market Value Adjustment. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above). A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after the claim date. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."

The death benefit applies on the first person to die of the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is the surviving spouse and elects to continue the Contract.

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

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under a non-qualified Contract which do not satisfy the requirements of Section 72(s) of the Code.

If any contract owner of a non-qualified contract dies before the annuity start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by Golden American will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract.

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CHARGES AND FEES
--------------------------------------------------------------------------------

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated

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                                       10
with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts.

CHARGES DEDUCTED FROM THE CONTRACT VALUE

We deduct the following charges from your contract value:

     SURRENDER CHARGE. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the free withdrawal amount during the guarantee period. The free withdrawal amount is equal to the prior 12 months' interest earned and not previously withdrawn. The surrender charge is charged against the contract value and is based on the amount of the withdrawal. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since the beginning of the guarantee period.

The surrender charge varies by the length of the guarantee period selected, beginning with 8% during year 1 and reducing by 1% per year to the earlier of the end of the guarantee period or the 8th policy year. No surrender charge is imposed upon a surrender made during the 30-day period immediately preceding the end of a guarantee period.

The surrender charge period resets at the beginning of each guarantee period. Upon withdrawal, it is charged against the remaining contract value and is based on the amount of the withdrawal. Upon surrender, a surrender charge and a Market Value Adjustment will be applied retroactively with respect to any free withdrawal amount previously withdrawn within the same contract year as the surrender. The following table shows the schedule of the surrender charge that will apply.

     COMPLETE YEARS ELAPSED                   0   1   2   3   4   5   6   7   8+
       SINCE START OF GUARANTEE PERIOD

     SURRENDER CHARGE                         8%  7%  6%  5%  4%  3%  2%  1%  0%

     WAIVER OF SURRENDER CHARGE FOR EXTENDED MEDICAL CARE. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

     FREE WITHDRAWAL AMOUNT. No surrender charge or Market Value Adjustment applies to withdrawals made during the 30-day period prior to the end of a guarantee interest period. The interest earned during the prior 12 months and not previously withdrawn may be withdrawn without surrender charge or Market Value Adjustment.

     SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the free withdrawal amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. ANY EXCESS WITHDRAWAL MORE THAN 30 DAYS BEFORE A MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

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

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the annuity start date.

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THE ANNUITY OPTIONS
--------------------------------------------------------------------------------

ANNUITIZATION OF YOUR CONTRACT

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option chosen. You may change your annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value adjusted for any applicable market value adjustment on the annuity start date in accordance with the annuity option you chose.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen and the applicable payment rate used.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate under applicable law), the total contract value applied, and the applicable payment rate.

Our approval is needed for any option where:

     (1) The person named to receive payment is other than the contract owner or beneficiary;

     (2)  The person named is not a natural person, such as a corporation; or

     (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE

You select the annuity start date, which is the date on which the annuity payments commence. The annuity start date must be at least 1 year from the contract date but before the month immediately following the annuitant's 90th birthday, or 10 years from the contract date, if later. For Contracts offered through representatives of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, the annuity start date must be on or before the annuitant's 95th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

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                                       12

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday, or 10 years from the contract date, if later.

If the annuity start date occurs when the annuitant is at an advanced age, such as after age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "Federal Tax Considerations." For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2 or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult your tax adviser for tax advice.

FREQUENCY OF ANNUITY PAYMENTS

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS

We offer the 3 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. The contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under other available options may be fixed and/or variable.

     OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

     OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Payment is made for the life of the annuitant in equal monthly installments and guaranteed for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, payments continue until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

     OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

The contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under other available options may be fixed and/or variable. If variable and subject to the Investment Company Act of 1940 it will comply with requirements of such Act.

PAYMENT WHEN NAMED PERSON DIES

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and Golden American. The amounts we will pay are determined as follows:

     (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments.

     (2) For Option 3, no amounts are payable after both named persons have died.

For other available options, the annuity option agreement will state the amount we will pay, if any.

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                                       13
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OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

REPORTS TO CONTRACT OWNERS

We will send you an annual report within 31 days after the end of each contract year. The report will show the contract value, cash surrender value, and the death benefit as of the end of the contract year. The report will also show the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to delay payment for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or sex given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment, and (ii) then we include a refund of any charges deducted from your contract value. The Market Value Adjustment during the free look period is determined as described on page 4, but without adding .005 in the denominator of the formula. Because of the potential positive or negative effect of the Market Value Adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the adjusted contract value) in which case you will not be subject to investment risk during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request.

SPECIAL ARRANGEMENTS

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Guarantee Annuity - 126040

SELLING THE CONTRACT

Our affiliate Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other Golden American contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

DSI does not retain any commissions or compensation paid to it by Golden American for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 4.5% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.505% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 4.5% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc. Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., ING Brokers Network, LLC, ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Financial Advisers LLC, ING Furman Selz Financial Services LLC, ING Funds Distributor, LLC, ING TT&S (U.S.) Securities, Inc., Investors Financial Group, LLC, Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., United Variable Services, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc.

We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts.

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------

STATE REGULATION

We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

We are not aware of any pending legal proceedings which involve Separate Account B as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the

Guarantee Annuity - 126040
ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

Directed Services, Inc., the principal underwriter and distributor of the contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Kimberly J. Smith, Esquire, Assistant Secretary of Golden American.

EXPERTS

We have included and incorporated by reference into the Registration Statement of which this prospectus is a part and/or into this prospectus the consolidated financial statements of Golden American Life Insurance Company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, which have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in this prospectus and in the Registration Statement of which this prospectus is a part. These consolidated financial statements of the Company appearing in the Company's annual report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young. Such financial statements are included and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FURTHER INFORMATION

This prospectus does not contain all of the information contained in the registration statement of which this prospectus is a part. Portions of the registration statement have been omitted from this prospectus as allowed by the Securities and Exchange Commission (SEC). You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934 to file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public Reference Room of the SEC at:

                       Securities and Exchange Commission
                               450 Fifth Street NW
                              Washington, DC 20549

You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090. You may also find more information about the Company at www.ing.com.

A copy of the Company's annual report on Form 10-K for the year ended December 31, 2002 accompanies this prospectus. We refer to Form 10-K for a description of the Company and its business, including financial statements. We intend to send contract holders annual account statements and other such legally-required reports. We do not anticipate such reports will include periodic financial statements or information concerning the Company.

You can find this prospectus and other information the Company files electronically with the SEC on the SEC's web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have incorporated by reference the Company's latest Annual Report on Form 10-K, as filed with the SEC and in accordance with the Securities and Exchange Act of 1934. The Annual Report must accompany this prospectus. Form 10-K contains additional information about the Company including certified financial statements for the latest fiscal year. We were not required to file any other reports pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act since the end of the fiscal year covered by that Form 10-K. The registration statement for this prospectus incorporates some documents by reference. We will provide a free

Guarantee Annuity - 126040
copy of any such documents upon the written or oral request of anyone who has received this prospectus. We will not include exhibits to those documents unless they are specifically incorporated by reference into the document. Direct requests to:

                                       ING
                             Customer Service Center
                                  P.O. Box 9271
                           Des Moines, Iowa 50306-9271
                                 1-800-366-0066

INQUIRIES

You may contact us directly by writing or calling us at the address or phone number shown above.

--------------------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

THIS SUMMARY REFERENCES ENHANCED DEATH BENEFITS AND EARNINGS MULTIPLIER BENEFITS THAT MAY NOT BE AVAILABLE UNDER YOUR CONTRACT. PLEASE SEE YOUR CONTRACT, AND "THE ANNUITY CONTRACT -- OPTIONAL RIDERS" AND "DEATH BENEFIT CHOICES" IN THIS PROSPECTUS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by

Guarantee Annuity - 126040
regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts. Qualified Contracts are subject to special rules -- see below.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

     IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. Credits constitute earnings (not premiums) for federal tax purposes and are not included in the owner's investment in the Contract. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

     SEPARATE ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that charges for certain optional benefits and riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat the quarterly charges deducted for an earnings multiplier benefit rider as taxable withdrawals, which might also be subject to a tax penalty if the withdrawal occurs before you reach age 59 1/2. You should consult your tax advisor prior to selecting any optional benefit or rider under the Contract.

     PENALTY TAX ON CERTAIN WITHDRAWALS. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     o    made on or after the taxpayer reaches age 59 1/2;

     o    made on or after the death of a contract owner;

     o    attributable to the taxpayer's becoming disabled; or

     o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

     ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis

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                                       18
over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has Zbeen fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

     TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than an owner, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability, and we will report taxable amounts as required by law. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. No attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than by April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death. PLEASE NOTE THAT REQUIRED MINIMUM DISTRIBUTIONS UNDER QUALIFIED CONTRACTS MAY BE SUBJECT TO SURRENDER CHARGE AND/OR MARKET VALUE ADJUSTMENT, IN ACCORDANCE WITH THE TERMS OF THE CONTRACT.

     WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible

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                                       19
rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

     CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan and contract comply with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

     INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

     DISTRIBUTIONS -- IRAS. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

     o The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA in accordance with the Tax Code; or

     o You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts except with regard to death benefits. These rules may dictate one or more of the following:

     o    Start date for distributions;

     o The time period in which all amounts in your account(s) must be distributed; or

     o    Distribution amounts.

Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70 1/2. We must pay out distributions from the contract over one of the following time periods:

     o Over your life or the joint lives of you and your designated beneficiary; or

     o Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

The amount of each periodic distribution must be calculated in accordance with IRS regulations. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

The following applies to the distribution of death proceeds under 408(b) and 408A (Roth IRA - See below) plans. Different distribution requirements apply if your death occurs:

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                                       20

     o    After you begin receiving minimum distributions under the contract; or

     o    Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2002, your entire balance must be distributed to the designated beneficiary by December 31, 2007. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time-frames:

     o    Over the life of the designated beneficiary; or

     o Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

     o December 31 of the calendar year following the calendar year of your death; or

     o December 31 of the calendar year in which you would have attained age 70 1/2.

In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the account as his or her own IRA. In such case, the surviving spouse will be able to make contributions to the account, make rollovers from the account, and defer taking a distribution until his or her age 70 1/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account, makes additional contributions to the account, or fails to take a distribution within the required time period.

     ROTH IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

     DISTRIBUTIONS -- ROTH IRAS. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

     o Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and

     o Made after you attain age 59 1/2, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

     TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions, but not earnings on such distributions, may also be distributed upon hardship, but would generally be subject to penalties.

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                                       21

     TSAS -- DISTRIBUTIONS. All distributions from Section 403(b) plans are taxed as received unless either of the following are true:

     o The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account
          (IRA) in accordance with the Tax Code; or

     o You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

     Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless:

     o You are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70 1/2; or

     o You had amounts under the contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

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                                       22

--------------------------------------------------------------------------------
APPENDIX A
--------------------------------------------------------------------------------

                        MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1: FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

     Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made. CALCULATE THE MARKET VALUE ADJUSTMENT

     1.   N = 2,555 ( 365 x 7 )

     2.   Market Value Adjustment =
          $115,000 x [( 1.05/1.0650 )^2,555/365 -1] = $-10,870

     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $104,130 ($115,000 - $10,870).

EXAMPLE #2: FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

     Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

     1.   N = 2,555 ( 365 x 7 )

     2.   Market Value Adjustment =
          $115,000 x [( 1.05/1.0450 )^2,555/365 -1 ] = $3,907

     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $118,907 ($115000 + $3,907).

EXAMPLE #3: WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

     Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

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                                       A1

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

     1.   N = 2,555 ( 365 x 7 )

     2.   Amount that must be withdrawn =
          [ $128,000 / ( 1.05/1.0650 )^2,555/365 ]  = $141,362

     Then calculate the Market Value Adjustment on that amount.

     3.   Market Value Adjustment =
          $141,362 x [( 1.05/1.0650 )^2,555/365  -1 ] = $-13,362

     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, and also reduced by the Market Value Adjustment of $13,362, for a total reduction in the Fixed Interest Allocation of $141,362.

EXAMPLE #4: WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

     Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate of 5%; that a withdrawal of $128,000 requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

     1.   N = 2,555 ( 365 x 7 )

     2.   Amount that must be withdrawn =
          [ $128,000 / ( 1.05/1.0450 )^2,555/365 ]  = $123,794

     Then calculate the Market Value Adjustment on that amount.

     3.   Market Value Adjustment =
          $123,794 x [( 1.05/1.0450 )^2,555/365  -1 ] = $4,206

     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, but increased by the Market Value Adjustment of $4,206, for a total reduction in the Fixed Interest Allocation of $123,794.

Guarantee Annuity - 126040

                                       A2

--------------------------------------------------------------------------------
APPENDIX B
--------------------------------------------------------------------------------

                            SURRENDER CHARGE EXAMPLES

EXAMPLE #1: SURRENDER CHARGES -- PARTIAL WITHDRAWAL IN EXCESS OF FREE WITHDRAWAL AMOUNT

The following assumes you made an initial single premium payment of $100,000 into the 10 year guarantee period with an interest rate of 7.50%. It also assumes a withdrawal at the beginning of the fifth contract year of 20% of the contract value. The accumulation value as of the beginning of the fifth contract year is $133,546.91. The interest earned in the last 12 months as of the beginning of the fifth contract year is $9,317.23.

In this example, $9,317.23 (last 12 months' interest earnings) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total amount withdrawn from the Contract would be $26,709.39 ($133,546.91 x .20). Therefore, $17,392.16 ($26,709.39 - $9,317.23)
is considered an excess withdrawal and would be subject to a 4% surrender charge of $695.69 ($17,392.16 x .04). The amount of the withdrawal paid to you will be $26,013.70 ($26,709.39 - $695.69).

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

EXAMPLE #2: SURRENDER CHARGES -- FREE PARTIAL WITHDRAWAL FOLLOWED BY FULL SURRENDER

The following assumes you made an initial single premium payment of $100,000 into the 10 year guarantee period with an interest rate of 6.00%. It also assumes a free partial withdrawal at the beginning of the fifth contract year of $7,146.10, followed by a full surrender 183 days later.

The accumulation value as of the beginning of the fifth contract year is $126,247.70. The interest earned in the last 12 months as of the beginning of the fifth contract year is $7,146.10. In this example, $7,146.10 (last 12 months' interest earnings) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The accumulation value immediately after the partial withdrawal is $119,101.60.

Assume that 183 days later the policy is surrendered. The accumulation value has grown to $122,632.40 ($119,101.60 x (1.06(183/365))). On full surrender, surrender charges are applied to all amounts withdrawn in that contract year. The cash surrender value is calculated as follows.

1. The surrender charge on the free partial withdrawal amount is $297.75 ($7146.10 x (1/(1-.04) -1)).

2.   The adjusted accumulation value is $122,334.65 ($122,632.40 - $297.75).

3.   The surrender charge upon surrender is $4,893.39 ($122,334.65 x .04).

4.   The cash surrender value is $117,441.26 ($122,334.65 - $4,893.39).

This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Guarantee Annuity - 126040

                                       B1

                             ING VARIABLE ANNUITIES


                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company is a stock company domiciled in Delaware.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Guarantee Annuity - 126040                                            05/02/2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-K

              Annual Report Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number: 333-76150, 333-84394, 333-57212, 333-96597,333-96599
                        ----------------------------------------------------


                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

--------------------------------------------------------------------------------
Delaware                                                      41-0991508
--------------------------------------------------------------------------------
(State or other jurisdiction of                             (IRS employer
incorporation or organization)                            identification no.)


1475 Dunwoody Drive, West Chester, Pennsylvania               19380-1478
--------------------------------------------------------------------------------
(Address of principal executive offices)                      (Zip code)

Registrant's telephone number, including area code  (610) 425-3400
                                                    --------------


--------------------------------------------------------------------------------
Former name, former address and former fiscal year, if changed since last report

Securities registered pursuant to Section 12(b) of Act: None
Securities registered pursuant to Section 12(g) of Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [  X   ]     No [      ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K.
Yes [  X   ]     No [      ]


                      APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 250,000 shares of Common Stock as of March 10, 2003, all of which were directly owned by Equitable Life Insurance Company of Iowa.

NOTE: WHEREAS GOLDEN AMERICAN LIFE INSURANCE COMPANY MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION I(1)(a) AND (b) OF FORM 10-K, THIS FORM IS BEING FILED WITH THE REDUCED DISCLOSURE FORMAT PURSUANT TO GENERAL INSTRUCTION I(2).


                               GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      (A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
                                             Annual Report on Form 10-K
                                        For the Year Ended December 31, 2002


                                                  TABLE OF CONTENTS

Form 10-K
  Item No.                                                                                                      Page
-----------------                                                                                            ----------
                  PART I

   Item 1.        Business**..............................................................................        3
   Item 2.        Properties**............................................................................        5
   Item 3.        Legal Proceedings.......................................................................        5
   Item 4.        Submission of Matters to a Vote of Security Holders*....................................        5

                  PART II

   Item 5.        Market for Registrant's Common Equity and Related Stockholder Matters...................        5
   Item 6.        Selected Financial Data*................................................................        5
   Item 7.        Management's Narrative Analysis of the Results of Operations and Financial Condition**..        5
   Item 7A.       Quantitative and Qualitative Disclosure About Market Risk...............................       12
   Item 8.        Financial Statements and Supplementary Data.............................................       13
   Item 9.        Changes in and Disagreements with Accountants on Accounting and Financial Disclosure....       44

                  PART III

   Item 10.       Directors and Executive Officers of the Registrant*.....................................       44
   Item 11.       Executive Compensation*.................................................................       44
   Item 12.       Security Ownership of Certain Beneficial Owners and Management*.........................       44
   Item 13.       Certain Relationship and Related Transactions*..........................................       44
   Item 14.       Controls and Procedures.................................................................       44

                  PART IV

   Item 15.       Exhibits, Financial Statement Schedules, and Reports on  Form 8-K.......................       45
                  Index on Financial Statement Schedules..................................................       49
                  Signatures..............................................................................       53

*    Item omitted pursuant to General Instruction I(2) of Form 10-K
**   Item prepared in accordance with General Instruction I(2) of Form 10-K


                                                        2

                                     PART I
ITEM 1.  BUSINESS

ORGANIZATION OF BUSINESS

Golden American Life Insurance Company ("Golden American"), a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life
Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding, Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to do business in the District of Columbia and all states except New York. Golden American's wholly-owned life insurance subsidiary, First Golden American Life Insurance Company of New York ("First Golden,") and collectively with Golden American, the ("Company"), is licensed as a life insurance company under the laws of the States of New York and Delaware.

Formerly, from October 24, 1997, until December 30, 2001, Equitable of Iowa Company, Inc. ("EIC" or "Former Holding Company") directly owned 100% of Golden American's stock. On December 3, 2001, the Board of Directors of EIC approved a plan to contribute its holding of stock of Golden American to another wholly-owned subsidiary, Equitable Life. The contribution of stock occurred on December 31, 2001, following approval granted by the Insurance Department of the State of Delaware.

As of April 1, 2002, Golden American sold First Golden to its sister company, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar Life, the parent of Security-Connecticut Life Insurance Company ("Security-Connecticut") which in turn is the parent of ReliaStar Life Insurance Company of New York ("RLNY"), merged the First Golden business into RLNY operations and dissolved First Golden at book value for $27.7 million in cash and a receivable totaling $0.2 million from RLNY. The receivable from RLNY was assumed by Equitable Life, and ultimately by ING. The consideration was based on First Golden's statutory-basis book value. RLNY's payable to the Company was assumed by ING and subsequently forgiven. Golden American realized a loss of $3.0 million related to the sale of First Golden, which was recorded as a capital transaction. Approval for the merger was obtained from the Insurance Departments of the States of New York and Delaware.

Statement of Financial Accounting Standards ("FAS") No. 141 "Business Combinations" excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." RLNY presented combined results of operations including First Golden activity as of the beginning of the period ending December 31, 2002. The first three months of First Golden activity is not reflected in the Golden statement of financial position or other financial information for the period ended December 31, 2002, as the amounts were not material.

PRODUCTS AND SERVICES

Management has determined that under FAS No. 131 "Disclosure about Segments of an Enterprise and Related Information," the Company has one operating segment, ING U.S. Financial Services ("USFS").

The Company offers a portfolio of variable and fixed insurance products designed to meet customer needs for tax-advantaged saving for retirement and protection from death. The Company believes longer life expectancies, an aging population, and growing concern over the stability and availability of the Social Security system have made retirement planning a priority for many Americans. The target market for all products is consumers and corporations throughout the United States.

Variable and fixed insurance products currently offered by Golden American include eighteen variable annuity products, and two fixed annuity products. During the year ended December 31, 2002, Golden American began selling three new variable annuity products, GoldenSelect Opportunities, SmartDesign Multi-Rate Index Annuity, and Customized Solutions - ING Focus Variable Annuity, and two new fixed annuity products, SmartDesign Classic Flex Annuity and SmartDesign Classic Guarantee Annuity. Variable annuities are long-term savings vehicles in which contract owner premiums (purchase payments) are recorded and maintained in subaccounts within a separate account established and registered with the Securities Exchange Commission ("SEC") as a unit investment trust. Many of the variable annuities issued by Golden American are combination variable and fixed deferred annuity contracts under which some or all of the premiums may be allocated by the contract owner to a fixed account available under the contract.

PRINCIPAL MARKETS AND METHOD OF DISTRIBUTION

The Company continued to expand distribution systems during 2002. Broad-based distribution networks are key to realizing a growing share of the wealth accumulation marketplace. The principal distribution channels of the Company's variable and fixed insurance products include national wirehouses, regional securities firms, independent National Association of Securities Dealers, Inc. ("NASD") firms with licensed registered representatives, banks, life insurance companies with captive agency sales forces, independent insurance agents and independent marketing organizations. The Company plans to establish new relationships and increase penetration with key distributors in existing channels. In addition, growth opportunities exist through increased utilization of the ING broker/dealer network and the cross-selling of ING products.

COMPETITION

The current business and regulatory environment presents many challenges to the insurance industry. The variable and fixed annuity competitive environment remains intense and is dominated by a number of large highly-rated insurance companies. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offers consumers many choices. The economic environment during 2002 was characterized by a relatively weak economy, low interest rates and a volatile equity market which experienced a major decline. However, there is an aging U.S. population which is increasingly concerned about retirement, estate planning, maintaining its standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement, as well as lower public confidence in the adequacy of those benefits. Despite an economic downturn in the near term, these factors should contribute to wealth accumulation needs.

REGULATION

The Company's insurance operations are conducted in a highly regulated environment. Golden American is subject to the insurance laws of the state in which organized and of the other jurisdictions in which it transacts business.

The primary regulator of the Golden American insurance operations is the Commissioner of Insurance for the State of Delaware. The Company is also regulated by the SEC, and sales of its products are generally regulated by the NASD.

ITEM 2.  PROPERTIES

The Company's home office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania, 19380-1478. All Company office space is leased or subleased by the Company or its other affiliates. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

ITEM 3.  LEGAL PROCEEDINGS

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

                                     PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

All of the Company's outstanding shares are owned by Equitable Life Insurance Company of Iowa, which is a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa whose ultimate parent is ING.

ITEM 6.  SELECTED FINANCIAL DATA

Omitted pursuant to General Instruction I(2)(a) of Form 10-K.

ITEM 7. MANAGEMENT'S NARRATIVE ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

The following narrative analysis of the results of operations and financial condition presents a review of the Company for the twelve month periods ended December 31, 2002 versus 2001. This review should be read in conjunction with the consolidated financial statements and other data presented herein.

CHANGE IN ACCOUNTING PRINCIPLE

In June 2001, the Financial  Accounting  Standards Board ("FASB") issued FAS No.
142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under FAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets are still amortized over their estimated useful lives. The Company adopted the new standard effective January 1, 2002.

As required under FAS No. 142, the Company completed the first of the required impairment tests as of January 1, 2002. Step one of the impairment test was a screen for potential impairment, while step two measured the amount of the impairment. All of the Company's operations fall under one reporting unit, USFS, due to the consolidated nature of the Company's operations. Step one of the impairment test required the Company to estimate the fair value of the reporting unit and compare the estimated fair value to its carrying value. The Company determined the estimated fair value utilizing a discounted cash flow approach and applying a discount rate equivalent to the Company's weighted average cost of capital. Fair value was determined to be less than carrying value which required the Company to complete step two of the test. In step two, the Company allocated the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit resulting in an implied fair value of goodwill of zero.

The comparison of the fair value amount allocated to goodwill and the carrying value of goodwill resulted in an impairment loss upon adoption of $135.3 million (net of taxes), which represents the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the Consolidated Income Statement.

RESULTS OF OPERATIONS

Fee income and other income for the year ended December 31, 2002 increased by $18.6 million compared to the same period in 2001, primarily due to an increase in the average assets under management by the company. Average assets under management administration increased due to business growth partially affected by decreases due to equity market declines.

Net investment income for the year ended December 31, 2002 increased by $103.3 million compared to the same period in 2001. This increase in net investment income is primarily due to higher assets under management with fixed options, partially offset by lower investments yields.

Net realized capital gains (losses) for the year ended December 31, 2002 increased by $10.7 million compared to the same period in 2001. The capital losses are due to impairments of certain fixed maturities (referred to in Note 2 of the Notes to Financial Statements).

Interest credited and other benefits to the policyholders for the year ended December 31, 2002 increased by $67.5 million compared to the same period in 2001. This increase reflects the growth of assets under management.

General expenses for the year ended December 31, 2002 increased by $19.8 million compared to the same period in 2001. General expenses increased during the period due to a higher allocation of corporate and internal service charges from the Company's parent, increased production based incentive compensation, and increased staffing costs required to manage the growth of the business.

Commissions for the year ended December 31, 2002 increased by $56.3 million compared to the same period in 2001. The increase in commissions is due to the growth of business during 2002.

Policy acquisition costs deferred for the year ended December 31, 2002 increased by $164.0 million compared to the same period in 2001 due to business growth.

Amortization of deferred policy acquisition costs and value of business acquired for the year ended December 31, 2002, increased by $78.2 million compared to the same period in 2001. Amortization of long-duration products is reflected in proportion to actual and estimated future gross profits. Estimated future gross profits are computed based on underlying assumptions related to the underlying contracts, including but not limited to interest margins, mortality lapse, premium persistency, expenses, and asset growth. The increase in the amortization of deferred policy acquisition costs and value of insurance acquired reflects the impact of these variables on the overall book of business.

Expense and charges reimbursed under modified coinsurance ("MODCO") agreements for the year ended December 31, 2002, decreased by $120.7 million compared to the same period in 2001. This balance represents the net cashflows from the MODCO agreements. Since the Company is selling less premium in products which are covered by the MODCO agreements, the amount will continue to decline.

Interest expense for the year ended December 31, 2002, decreased by $3.4 million compared to the same period in 2001. Interest expense reduced for the year of 2002, due to the repayment of two notes on June 28, 2002. Both notes were due to Equitable Life. Principal amounts of the notes were for $50 million and $25 million. The Insurance Department of the State of Delaware approved the repayments of these notes.

The cumulative effect of the change in accounting principle for the year ended December 31, 2002, was a decrease of $135.3 million net of taxes. As noted in the Change in Accounting Principle section, this write down is related to FAS No. 142, which addresses the value of Goodwill and Other Intangible Assets.

Earnings, excluding goodwill amortization, change in accounting principle and net realized capital gains and losses (net of taxes), decreased by $36.8 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The decrease in net earnings is the result of increased amortization of deferred policy acquisition costs and value of business acquired due to declining equity markets and a change in management's ultimate expected gross return.

FINANCIAL CONDITION

INVESTMENTS

FIXED MATURITIES

Total fixed maturities reflected net unrealized capital gains of $216.3 million and $12.4 million at December 31, 2002 and 2001, respectively.

It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The average quality rating of the Company's fixed maturities portfolio was AA+ and A+ at December 31, 2002 and 2001.

Fixed maturities rated BBB and below may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

The percentage of total fixed maturities by quality rating category is as follows:

                                      December 31, 2002      December 31, 2001
-------------------------------------------------------------------------------
AAA                                            34.1%                   43.6%
AA                                              9.2                     7.3
A                                              23.4                    11.9
BBB                                            30.2                    32.1
BB                                              2.3                     3.8
B and Below                                     0.8                     1.3
-------------------------------------------------------------------------------
   Total                                      100.0%                  100.0%
===============================================================================

The percentage of total fixed maturities by market sector is as follows:

                                      December 31, 2002     December 31, 2001
-------------------------------------------------------------------------------
U.S. Corporate                                65.7%                   57.9%
Residential Mortgage-backed                   13.2                     8.5
Commercial/Multifamily
  Mortgage-backed                              6.0                     6.5
Foreign (1)                                    4.9                     -
U.S. Treasuries/Agencies                       4.2                    19.7
Asset-backed                                   6.0                     7.4
-------------------------------------------------------------------------------
  Total                                      100.0%                  100.0%
===============================================================================

(1) Primarily U.S. dollar denominated

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of the Company to generate sufficient cash flows to meet the cash requirements of operating, investing, and financing activities. The Company's principal sources of liquidity are annuity premiums and product charges, investment income, maturing investments, proceeds from debt issuance, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest and premium credits, investment purchases, repayment of debt, as well as withdrawals and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. The Company maintains a $40.0 million reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a perpetual $75.0 million revolving note facility with Bank of New York and a $75.0 million revolving note facility with SunTrust Bank which expires on July 31, 2003. Management believes that these sources of liquidity are adequate to meet the Company's short-term cash obligations.

The National Association of Insurance Commissioners ("NAIC") risk-based capital requirements require insurance company to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a Company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Company has complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate that the Company has total adjusted capital above all required capital levels.

GUARANTEED MINIMUM DEATH BENEFITS

Guaranteed minimum death benefits ("GMDB") are features offered with a variable annuity ("VA") contract that provides a minimum level of proceeds, regardless of account balance, in the event of the policyholder's death. The GMDB can either remain constant or increase, depending on the underlying guarantee. The GMDB features of many companies' VA contracts contain a "dollar-for-dollar" withdrawal provision, which provides for a reduction in the GMDB on a dollar-for-dollar basis when a partial withdrawal occurs.

As a result of the equity market performance over the past several years, a number of variable annuity policies could have account values that are less than the GMDB. A policyholder with a sizeable GMDB and a policy with a dollar-for-dollar withdrawal provision could withdraw all but a required minimal account value or transfer a portion of its VA contract to another carrier, while maintaining a significant GMDB.

For statutory reserves, Actuarial Guideline 33, "Determining CARVM Reserves for Annuity Contracts with Elective Benefits" ("AG 33"), defines the methodology and assumptions that are to be used in determining the minimum statutory reserves for annuity contracts. The purpose of Actuarial Guideline 34, "Variable Annuity

Minimum Guaranteed Death Benefit Reserves" (AG34) is "to interpret the standards for the valuation of reserves for Minimum Guaranteed Death Benefits included in variable annuity contracts."

There is a question of whether AG 34 supercedes AG 33 when calculating the GMDB reserves or if AG 33 and AG 34 should be applied jointly. Given the inherent ambiguity and controversy as to whether AG 34 supercedes AG 33 or whether AG33 and AG 34 both apply in determining the appropriate reserves, and given the heightened interest of rating agencies regarding this issue, the Company has performed an initial assessment of its potential exposure as it relates to GMDBs under the dollar-for-dollar features of its VA products. The difference in interpretation as to the appropriate integration of AG33 and AG34 computational guidance could result in higher statutory reserve balances of approximately $85 million as of December 31, 2002. If necessary, the Parent will contribute capital to the company to cover any surplus declines.

CRITICAL ACCOUNTING POLICIES

GENERAL

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. These estimates and assumptions are evaluated on an on-going basis based on historical developments, market conditions, industry trends and other information that is reasonable under the circumstances. There can be no assurance that actual results will conform to estimates and assumptions, and that reported results of operations will not be affected in a materially adverse manner by the need to make future accounting adjustments to reflect changes in these estimates and assumptions from time to time.

The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: goodwill impairment testing, investment impairment testing and amortization of deferred acquisition costs and value of business acquired. In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material changes as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the consolidated financial statements.

GOODWILL IMPAIRMENT TESTING

The Company tested goodwill as of January 1, 2002 for impairment using fair value calculations based on the present value of estimated future cash flows from business currently in force and business that we estimate we will add in the future. These calculations require management to make estimates on the amount of future revenues and the appropriate discount rate. The calculated fair value of goodwill and the resulting impairment loss recorded is based on these estimates, which require a significant amount of management judgment. Refer to
Note 1 of the consolidated financial statements for a discussion of the results of the Company's goodwill testing procedures and to Management's Narrative Analysis of the Results of Operations for the impact these procedures had on the Company's income.

INVESTMENT IMPAIRMENT TESTING

The Company reviews the general account investments for impairments by analyzing the amount and length of time amortized cost has exceeded fair value, and by making certain estimates and assumptions regarding the issuing companies' business prospects, future economic conditions and market forecasts. Based on the facts and circumstances of each case, management uses judgment in deciding whether any calculated impairments are temporary or other than temporary. For those impairments judged to be other than temporary, the Company reduces the carrying value of those investments to the current fair value and record impairment losses for the difference (refer to Note 2).

AMORTIZATION OF DEFERRED ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") are amortized with interest over the life of the contracts (usually 25 years) in relation to the present value of estimated gross profits from projected interest margins, asset-based fees, policy administration and surrender charges less policy maintenance fees.

Changes in assumptions can have a significant impact on the calculation of DAC/VOBA and its related amortization patterns. Due to the relative size of DAC/VOBA balance and the sensitivity of the calculation to minor changes in the underlying assumptions and the related volatility that could result in the reported DAC/VOBA balance, the Company performs a quarterly analysis of DAC/VOBA. At each balance sheet date, actual historical gross profits are reflected and expected future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised retroactively to the date of policy or contract issuance ("unlocking"), which could be significant. The cumulative difference related to prior periods is recognized as a component of current period's amortization, along with amortization associated with the actual gross profits of the period. In general, increases in estimated returns result in increased expected future profitability and may lower the rate of amortization, while increases in lapse/surrender and mortality assumptions or decreases in returns reduce the expected future profitability of the underlying business and may increase the rate of amortization.

One of the most significant assumptions involved in the estimation of future gross profits for deferred annuity products is the assumed return associated with future separate account performance. To reflect the near term and long-term volatility in the equity markets this assumption involves a combination of near term expectations and a long-term assumption about market performance. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings.

As part of the regular analysis of DAC/VOBA, at the end of third quarter 2002, the Company unlocked its assumptions by resetting its near term and long-term assumptions for the separate account returns to 9% (gross before fund management fees and mortality and expense and other policy charges), reflecting a blended return of equity and other sub-accounts. This unlocking adjustment was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. For the year ended December 31, 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $91.5 million before tax, or $59.5 million, net of $32.0 million of federal income tax benefit.

If the actual performance during 2003 of the separate accounts declines less than approximately 11% from their December 31, 2002 levels, then the DAC asset will continue to be supportable by the expected future gross profits generated by the company. In the event that the actual performance of the separate accounts declines more than approximately 11% during 2003, the DAC asset may become impaired and an additional reduction of the DAC asset may be needed.

FORWARD-LOOKING INFORMATION/RISK FACTORS

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements contained in this report and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the SEC. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, or other developments. Statements using verbs such as "expect," "anticipate," "believe" or words of similar import generally involve forward-looking statements. Without limiting the foregoing, forward-looking statements include statements which represent the Company's beliefs concerning future levels of sales and redemptions of the Company's products, investment spreads and yields, or the earnings and profitability of the Company's activities.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable developments. Some may be national in scope, such as general economic conditions, changes in tax law and changes in interest rates. Some may be related to the insurance industry generally, such as pricing competition, regulatory developments and industry consolidation. Others may relate to the Company specifically, such as credit, volatility and other risks associated with the Company's investment portfolio. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the SEC. The Company disclaims any obligation to update forward-looking information.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contractholder behavior and variable separate account performance. Contractholders bear the majority of the investment risk related to variable insurance products.

The fixed account liabilities are supported by a portfolio principally composed of fixed rate investments that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available for sale. This enables the Company to respond to changes in market interest rates, changes in prepayment risk, changes in relative values of asset sectors and individual securities and loans, changes in credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risk, as well as other risks. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change.

On the basis of these analyses, management believes there is currently no material solvency risk to the Company.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                              INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                    ------------

Report of Independent Auditors ....................................      14

  Consolidated Financial Statements:

  Consolidated Income Statements for the years ended December 31,
  2002, 2001, and 2000.............................................      15


  Consolidated Balance Sheets as of December 31, 2002 and 2001.....      16

  Consolidated Statements of Changes in Shareholder's Equity for
  the years ended December 31, 2002, 2001, and 2000................      17


  Consolidated Statements of Cash Flows for the years ended
  December 31, 2002,
  2001, and 2000...................................................      18


  Notes to Consolidated Financial Statements.......................      19

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company and Subsidiary as of December 31, 2002 and 2001, and the related income statements, statements of changes in shareholder's equity, and statements of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002.


                                                    /s/ Ernst & Young LLP

Atlanta, Georgia
March 21, 2003



                            GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
                   (A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

                                       CONSOLIDATED INCOME STATEMENTS
                                                 (Millions)

                                                                      For the Years Ended December 31,
                                                              ------------------------------------------------

                                                                    2002              2001              2000
                                                              -------------    --------------    -------------
Revenues:
   Fee income                                                   $  204.0          $  188.9         $   167.9
   Net investment income                                           197.7              94.4              64.1
   Net realized capital gains (losses)                               4.2              (6.5)             (6.6)
   Other income                                                      3.5               -                 -
                                                              -------------    --------------    -------------
            Total revenue                                          409.4             276.8             225.4
                                                              -------------    --------------    -------------

Benefits, losses and expenses:
   Benefits:
       Interest credited and other benefits to
         policyholders                                             276.5             209.0             199.9
   Underwriting, acquisition, and insurance expenses:
       General expenses                                            139.7             119.9              89.5
       Commissions                                                 288.7             232.4             213.7
       Policy acquisition costs deferred                          (292.2)           (128.2)           (168.4)
   Amortization:
       Deferred policy acquisition costs and
         value of business acquired                                127.8              49.6              60.0
   Goodwill                                                          -                 4.2               4.2
   Other:
       Expense and charges reimbursed under
         modified coinsurance agreements                          (104.9)           (225.6)           (225.8)
       Interest expense                                             16.0              19.4              19.9
                                                              -------------    --------------    -------------
            Total benefits, losses and expenses                    451.6             280.7             193.0
                                                              -------------    --------------    -------------
Income (loss) before income taxes                                  (42.2)             (3.9)             32.4

   Income tax expense (benefit)                                    (12.5)              0.1              13.2
                                                              -------------    --------------    -------------

Income (loss) before cumulative effect of change in
   accounting principle                                            (29.7)             (4.0)             19.2
Cumulative effect of change in accounting principle               (135.3)              -                 -
                                                              -------------    --------------    -------------
Net income (loss)                                              $  (165.0)         $   (4.0)          $  19.2
                                                              =============    ==============    =============

                                   See Notes to Consolidated Financial Statements

                                                        15


                            GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
                   (A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

                                         CONSOLIDATED BALANCE SHEETS
                                        (Millions, except share data)


                                                                                As of December 31,
                                                                       -------------------------------------
      Assets                                                                 2002                 2001
      ------                                                           -----------------    ----------------
      Investments:
        Fixed maturities, available for sale, at fair value
          (amortized cost of $4,720.1 at 2002 and $1,982.5 at 2001)    $     4,936.4            $1,994.9
         Equity securities, at fair value:
         Investment in mutual funds (cost of $22.9 at 2002)                     19.0                 -
         Mortgage loans on real estate                                         482.4               213.9
         Policy loans                                                           16.0               14.8
         Short-term investments                                                  2.2               10.1
                                                                       -----------------    ----------------
                   Total investments                                         5,456.0            2,233.7

      Cash and cash equivalents                                                148.5              195.7
      Accrued investment income                                                 61.9               22.8
      Reinsurance recoverable                                                  196.9               56.0
      Deferred policy acquisition costs                                        678.0              709.0
      Value of  business acquired                                                8.5               20.2
      Goodwill (net of accumulated amortization of $17.6 at 2001)                -                151.3
      Other assets                                                               5.3               23.7
      Assets held in separate accounts                                      11,029.3           10,958.2
                                                                       -----------------    ----------------

                    Total assets                                       $     17,584.4         $14,370.6
                                                                       =================    ================
      Liabilities and Shareholder's Equity
      ------------------------------------
      Policy liabilities and accruals:
         Future policy benefits and claims reserves                    $      5,159.1          $2,185.3
                                                                       -----------------    ----------------
      Total policy liabilities and accruals                                   5,159.1           2,185.3

      Surplus notes                                                             170.0             245.0
      Due to affiliates                                                           -                25.1
      Payables for securities purchased                                           -                36.4
      Current income taxes                                                       42.4               -
      Deferred income taxes                                                      79.8              12.6
      Dollar roll obligations                                                    40.0               3.9
      Other borrowed money                                                        -                 1.4
      Other liabilities                                                          64.7              84.9
      Liabilities related to separate accounts                               11,029.3          10,958.2
                                                                       -----------------    ----------------
                    Total liabilities                                        16,585.3          13,552.8
                                                                       -----------------    ----------------

      Shareholder's equity:
         Common stock (250,000 shares authorized, issued and
           outstanding; $10.00 per share par value)                               2.5               2.5
         Additional paid-in capital                                           1,128.4             780.4
         Accumulated other comprehensive income                                   2.1               3.8
         Retained earnings (deficit)                                           (133.9)             31.1
                                                                       -----------------    ----------------
                    Total shareholder's equity                                  999.1             817.8
                                                                       -----------------    ----------------
                    Total liabilities and shareholder's equity          $    17,584.4        $ 14,370.6
                                                                       =================    ================


                                 See Notes to Consolidated Financial Statements


                                                        16


                                        GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
                               (A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)

                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                                             (Millions)

                                                                                    Accumulated                           Total
                                                                 Additional            Other             Retained         Share-
                                                  Common          Paid-in-         Comprehensive         Earnings        holder's
                                                  Stock         Paid-in-Capit      Income (loss)         (Deficit)        Equity
                                                ------------    -------------    ------------------     -----------    ------------
Balance at December 31, 1999                    $     2.5       $    468.6       $     (9.2)            $    15.9      $   477.8
Contribution of capital                                              115.0                                                 115.0
Comprehensive income:
   Net income                                         -                -                -                    19.2           19.2
   Other comprehensive income net of tax:
      Unrealized gain on securities
      ($9.8 pretax)                                   -                -                5.1                   -              5.1
                                                                                                                       ------------
Comprehensive income                                                                                                        24.3
                                                ------------    -------------    ------------------     -----------    ------------
Balance at December 31, 2000                          2.5            583.6             (4.1)                 35.1          617.1
Contribution of capital                                              196.8                                                 196.8
Comprehensive income:
   Net (loss)                                         -                -                -                    (4.0)          (4.0)
   Other comprehensive income net of tax:
      Unrealized gain on securities
      ($12.2 pretax)                                   -               -                7.9                   -              7.9
                                                                                                                       ------------
Comprehensive income                                                                                                         3.9
                                                ------------    -------------    ------------------     -----------    ------------
Balance at December 31, 2001                           2.5             780.4             3.8                  31.1          817.8
Contribution of capital                                                356.3                                                356.3
Other                                                                   (8.3)                                                (8.3)
Comprehensive income:
     Net (loss)                                        -                   -              -                 (165.0)        (165.0)
Other comprehensive income net of tax:
     Unrealized (loss) on securities
     ($(2.6) pretax)                                   -                   -             (1.7)                 -             (1.7)
                                                                                                                       ------------
Comprehensive (loss)                                                                                                       (166.7)
                                                ------------    -------------    ------------------     -----------    ------------
Balance at December 31, 2002                    $     2.5       $  1,128.4       $       2.1            $ (133.9)      $   999.1
                                                ============    =============    ==================     ===========    ============



                                           See Notes to Consolidated Financial Statements

                                                                 17

                                        GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
                               (A wholly-owned subsidiary of Equitable Life Insurance Company of Iowa)
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                             (Millions)

                                                                            For the years Ended December 31,
                                                                       2002                2001             2000
                                                                  ----------------    -------------    ---------------
Cash Flows from Operating Activities:
Net income (loss)                                                 $   (165.0)          $   (4.0)         $   19.2
Adjustments to reconcile net income to net cash provided
    by operating activities:
    Interest credited and charges on interest sensitive products       282.2              191.0             183.1
    Net realized capital (gains) losses                                 (4.2)               6.5               6.6
    Accrued investment income                                          (39.5)             (13.2)              1.6
    Increase in guaranteed benefits reserve                            107.1               28.2              26.7
    Acquisition costs deferred                                        (292.2)            (128.2)           (168.4)
    Amortization of deferred policy acquisition costs                  121.2               45.2              55.2
    Amortization of value of business acquired                           6.6                4.4               4.8
    Impairment of Goodwill                                             151.3                -                 -
    Change in other assets and liabilities                              21.3              110.6             (69.4)
    Provision for deferred income taxes                                (85.7)              (0.6)             13.3
                                                                  ----------------    -------------    ---------------
Net cash provided by operating activities                              103.1              239.9              72.7

Cash Flows from Investing Activities:
    Proceeds from the sale of:
          Fixed maturities available for sale                        7,297.1              880.7             205.1
          Equity securities                                              7.8                6.9               6.1
          Mortgages                                                    285.0              136.0              12.7
    Acquisition of investments:
          Fixed maturities available for sale                      (10,068.3)          (2,070.8)           (154.0)
          Equity securities                                            (22.8)               -                 -
          Short-term investments                                           -               (4.7)             (5.3)
          Mortgages                                                   (553.7)            (250.3)            (12.9)
    Increase (decrease) in policy  loans                                (1.2)              (1.5)              0.8
    Increase (decrease) in property and equipment                        1.1                1.2              (3.2)
    Proceeds from sale of interest in subsidiary                        27.7                -                 -
    Loss on valuation of interest in subsidiary                          3.0                -                 -
    Other                                                                0.6                -                 -
                                                                  ----------------    -------------    ---------------
Net cash (used for) provided by investing activities                (3,023.7)          (1,302.5)            49.3

Cash Flows from Financing Activities:
    Deposits and interest credited for investment contracts          3,818.5            1,933.1            801.8
    Maturities and withdrawals from insurance contracts               (171.2)            (134.8)          (141.5)
    Transfers from (to) separate accounts                           (1,053.8)            (902.9)          (825.8)
    Proceeds of notes payable                                            -                  3.1             67.2
    Repayment of notes payable                                          (1.4)              (1.7)           (68.6)
    Proceeds from reciprocal loan agreement borrowings                   -                 69.3            178.9
    Repayment of reciprocal loan agreement borrowings                  (75.0)             (69.3)          (178.9)
    Contributions of capital by parent                                 356.3              196.8            115.0
                                                                  ----------------    -------------    ---------------
Net cash provided by (used for) financing activities                 2,873.4            1,093.6            (51.9)
                                                                  ----------------    -------------    ---------------

Net increase (decrease) in cash and cash equivalents                   (47.2)              31.0             70.1
Cash and cash equivalents, beginning of period                         195.7              164.7             94.6
                                                                  ----------------    -------------    ---------------
Cash and cash equivalents, end of period                            $  148.5           $  195.7         $  164.7
                                                                  ================    =============    ===============


                                     See Notes to Consolidated Financial Statements

                                                                 18

GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF EQUITABLE LIFE INSURANCE COMPANY OF IOWA) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Golden American Life Insurance Company ("Golden American"), a wholly-owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life" or the "Parent"), is a stock life insurance company organized under the laws of the State of Delaware. Golden American was originally incorporated under the laws of the State of Minnesota on January 2, 1973, in the name of St. Paul Life
Insurance Company. Equitable Life is a wholly-owned subsidiary of Lion Connecticut Holding Inc. ("Lion Connecticut") which is an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to do business in the District of Columbia and all states except New York. Golden American's wholly-owned life insurance subsidiary, First Golden American Life Insurance Company of New York ("First Golden,") and collectively with Golden American, the ("Company"), is licensed as a life insurance company under the laws of the States of New York and Delaware. There is no public trading market for the Registrant's of common stock.

Formerly, from October 24, 1997, until December 30, 2001, Equitable of Iowa Company, Inc. ("EIC" or "Former Holding Company"), directly owned 100% of Golden American's stock. On December 3, 2001, the Board of Directors of the Former Holding Company approved a plan to contribute its holding of stock of Golden American to another wholly-owned subsidiary, Equitable Life. The contribution of stock occurred on December 31, 2001, following approval granted by the Insurance Department of the State of Delaware. There is no public trading market for the Registrant's common stock.

As of April 1, 2002, Golden American sold First Golden to its sister company, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar Life, the parent of Security-Connecticut Life Insurance Company ("Security-Connecticut") which in turn is the parent of ReliaStar Life Insurance Company of New York ("RLNY"), merged the First Golden business into RLNY operations and dissolved First Golden at book value for $27.7 million in cash and a receivable totaling $0.2 million from RLNY. The receivable from RLNY was assumed by Equitable Life, and ultimately by ING. The consideration was based on First Golden's statutory-basis book value. RLNY's payable to the Company was assumed by ING and subsequently forgiven. Golden American realized a loss of $3.0 million related to the sale of First Golden, which was recorded as a capital transaction. Approval for the merger was obtained from the Insurance Departments of the States of New York and Delaware.

Statement of Financial Accounting Standards ("FAS") No. 141 "Business Combinations" excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." Since RLNY presented combined results of operations including First Golden activity as of the beginning of the period ending December 31, 2002. The first three months of First Golden activity is not reflected in the Golden statement of financial position or other financial information for the period ended December 31, 2002, as the amounts were not material.

DESCRIPTION OF BUSINESS

The Company offers a portfolio of variable and fixed insurance products designed to meet customer needs for a tax-advantaged saving for retirement and protection from death. The Company's variable and fixed insurance products are marketed by broker/dealers, financial institutions, and insurance agents. The Company's primary customers are consumers and corporations.

NEW ACCOUNTING STANDARDS

ACCOUNTING FOR GOODWILL AND INTANGIBLE ASSETS

In June 2001, the Financial  Accounting  Standards Board ("FASB") issued FAS No.
142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under FAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets are still amortized over their estimated useful lives. The Company adopted the new standard effective January 1, 2002.

As required under FAS No. 142, the Company completed the first of the required impairment tests as of January 1, 2002. Step one of the impairment test was a screen for potential impairment, while step two measured the amount of the impairment. All of the Company's operations fall under one reporting unit, USFS, due to the consolidated nature of the Company's operations. Step one of the impairment test required the Company to estimate the fair value of the reporting unit and compare the estimated fair value to its carrying value. The Company determined the estimated fair value utilizing a discounted cash flow approach and applying a discount rate equivalent to the Company's weighted average cost of capital. Fair value was determined to be less than carrying value which required the Company to complete step two of the test. In step two, the Company allocated the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit resulting in an implied fair value of goodwill of zero.

The comparison of the fair value amount allocated to goodwill and the carrying value of goodwill resulted in an impairment loss of $135.3 million net of taxes, which represents the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the Consolidated Statements of Income.

Application of the nonamortization provision (net of tax) of the new standard resulted in an increase in net income of $3.8 million for the twelve months ended December 31, 2002. Had the Company been accounting for goodwill under FAS No. 142 for all periods presented, the Company's net (loss) income would have been as follows:

     (Millions)                          Year ended           Year ended
                                      December 31, 2001    December 31, 2001
     ------------------------------------------------------------------------
     Reported net income (loss)           $   (4.0)           $  19.2
     Add back goodwill amortization,
       net of tax                              3.8                3.8
     ------------------------------------------------------------------------
     Adjusted net income                  $   (0.2)           $  23.0
     ========================================================================

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB 133, and certain FAS 133 implementation issues." This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001. Adoption of FAS No. 133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative and embedded derivative holdings.

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument. The Company did not have embedded derivatives at December 31, 2002.

GUARANTEES

In November 2002, the FASB issued Interpretation No.45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("VIE"), an interpretation of Accounting Research Bulletin ("ARB") No. 51. This Interpretation addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: a) insufficient equity investment at risk, or b) insufficient control by equity investors. This guidance is effective for VIEs created after January 31, 2003 and for existing VIEs as of July 1, 2003. An entity with variable interests in VIEs created before February 1, 2003 shall apply the guidance no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

In conjunction with the issuance of this guidance, the Company conducted a review of its involvement with VIEs and does not believe it has any significant investments or ownership in VIEs.

FUTURE ACCOUNTING STANDARDS

EMBEDDED DERIVATIVES

The FASB issued FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") in 1998 and continues to issue guidance for implementation through its Derivative Implementation Group ("DIG"). DIG recently released a draft of FASB Statement 133 Implementation Issue B36 "Embedded
Derivatives: Bifurcation of a Debt Instrument That Incorporates Both Interest Rate Risk and Credit Risk Exposures That are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of That Instrument" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain bifurcatable embedded derivatives. The required date of adoption of DIG B36 has not been determined. If the guidance is finalized in its current form, the Company has determined that certain of its existing reinsurance receivables (payables), investments or insurance products contain embedded derivatives that may require bifurcation. The Company has not yet completed its evaluation of the potential impact, if any, on its consolidated financial positions, results of operations, or cash flows.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

INVESTMENTS

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Realized capital gains and losses on all other investments are reflected in the Company's results of operations.

Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Fair values for fixed maturity securities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. The fair values for equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Reverse   dollar   repurchase   agreement  and  reverse   repurchase   agreement
transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The investment in mutual funds represents an investment in mutual funds managed by the Company, and is carried at fair value.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances, net of impairment reserves.

Short-term investments, consisting primarily of money market instruments and other fixed maturity securities issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in fair value of these options are recorded in net realized capital gains or losses.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60") and FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments" ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

Activity for the year-ended December 31, 2002 within VOBA was as follows:

       (Millions)
       -------------------------------------------------------------------
                  Balance at December 31,2001            $     20.2
                  Adjustment for FAS No. 115                   (5.1)
                  Additions                                    (3.3)
                  Interest accrued at 7%                        1.3
                  Amortization                                 (4.6)
       -------------------------------------------------------------------
                  Balance at December 31,2002            $      8.5
       ===================================================================

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $3.0 million, $2.0 million, $1.5 million, $1.5 million and $1.1 million and $1.0 million for the years 2003, 2004, 2005, 2006 and 2007, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter 2002, the Company unlocked its assumptions by resetting its near term and long-term assumptions for the separate account returns to 9% (gross before fund management fees and mortality and expense and other policy charges), reflecting a blended return of equity and other sub-accounts. This unlocking adjustment was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. For the year ended December 31, 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $91.5 million before tax, or $59.5 million, net of $32.0 million of federal income tax benefit.

POLICY LIABILITIES AND ACCRUALS

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 3.0% to 3.5% for all years presented. Investment yield is based on the Company's experience.

Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 2.4% to 11.0% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.

REVENUE RECOGNITION

For certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender, expenses, actuarial margin and other fees are recorded as revenue as charges are assessed against policyholders. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Income Statement.

SEPARATE ACCOUNTS

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the contractholder or participant under a contract (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

Separate Account assets are carried at fair value. At December 31, 2002 and 2001, unrealized gains of $133.4 million and of $6.9 million, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Separate Account liabilities are carried at fair value, except for those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 2.4% to 11.0% in 2002 and 2.4% to 14.0% in 2001.

Separate Account assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

REINSURANCE

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

INCOME TAXES

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.




2.   INVESTMENTS

Fixed maturities available for sale as of December 31 were as follows:

                                                                          Gross          Gross
                                                          Amortized     Unrealized    Unrealized       Fair
     2002 (Millions)                                        Cost          Gains         Losses        Value
     -----------------------------------------------------------------------------------------------------------
     U.S. government and government agencies and
      authorities                                         $  207.3       $    2.3      $    0.1      $  209.5

     U.S. corporate securities:
       Public utilities                                      335.7           15.5           1.9         349.3
       Other corporate securities                           3,012.0         178.7           7.8       3,182.9
     -----------------------------------------------------------------------------------------------------------
          Total U.S. corporate securities                   3,347.7         194.2           9.7       3,532.2
     -----------------------------------------------------------------------------------------------------------

     Foreign securities:
       Government                                             64.8            2.9           -            67.7
        Other                                                163.8           12.2           1.2         174.8
     -----------------------------------------------------------------------------------------------------------
          Total foreign securities                           228.6           15.1           1.2         242.5
     -----------------------------------------------------------------------------------------------------------

     Mortgage-backed securities                              641.7           12.0           0.2         653.5

     Other asset-backed securities                           294.8            7.0           3.1         298.7

     -----------------------------------------------------------------------------------------------------------
     Total fixed maturities, including fixed
      maturities pledged to creditors                      4,720.1          230.6          14.3       4,936.4
     Less: Fixed maturities pledged to creditors               -              -             -             -
     -----------------------------------------------------------------------------------------------------------

     Fixed maturities                                     $4,720.1       $  230.6      $   14.3      $ 4,936.4
     ===========================================================================================================




                                                         28



Fixed maturities available for sale as of December 31 were as follows:

                                                                          Gross          Gross
                                                          Amortized     Unrealized    Unrealized       Fair
     2001 (Millions)                                        Cost          Gains         Losses        Value
     -----------------------------------------------------------------------------------------------------------
     U.S. government and government agencies and
      authorities                                         $  132.1       $    0.5      $    3.4    $     129.2

     U.S. corporate securities:
       Public utilities                                       39.8            0.3           1.4           38.7
       Other corporate securities                          1,111.8           15.2          10.1        1,116.9
     -----------------------------------------------------------------------------------------------------------
          Total U.S. corporate securities                  1,151.6           15.5          11.5        1,155.6
     -----------------------------------------------------------------------------------------------------------

     Foreign securities:
       Government                                            143.6            3.3           0.2           146.7
     -----------------------------------------------------------------------------------------------------------
          Total foreign securities                           143.6            3.3           0.2           146.7
     -----------------------------------------------------------------------------------------------------------

     Mortgage-backed securities                              167.0            3.6           0.9           169.7

     Other asset-backed securities                           388.2            7.2           1.7           393.7

     -----------------------------------------------------------------------------------------------------------
     Total fixed maturities, including fixed
      maturities pledged to creditors                      1,982.5           30.1          17.7        1,994.9
     Less: Fixed maturities pledged to creditors               -              -             -              -
     -----------------------------------------------------------------------------------------------------------

     Fixed maturities                                     $1,982.5       $   30.1      $   17.7    $   1,994.9
     ===========================================================================================================

The amortized cost and fair value of total fixed maturities for the year-ended December 31, 2002 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

     (Millions)                           Amortized Cost     Fair Value
     ------------------------------------------------------------------------
     Due to mature:
       One year or less                   $       -           $    -
       After one year through five years        401.0            419.7
       After five years through ten years     1,681.3          1,773.1
       After ten years                        1,701.3          1,791.4
       Mortgage-backed securities               641.7            653.5
       Other asset-backed securities            294.8            298.7
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------
     Fixed maturities                        $4,720.1         $4,936.4
     ========================================================================

At December 31, 2002 and 2001, fixed maturities with carrying values of $6.5 million and $6.9 million, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2002.

Beginning in April 2001, the Company entered into reverse dollar repurchase agreement and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported on the Consolidated Balance Sheets. The repurchase obligation totaled $40.0 and $3.9 million at December 31, 2002 and 2001, respectively.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2001. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

During 2002, the Company determined that thirteen fixed maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $8.9 million to reduce the carrying value of the fixed maturities to their combined fair value of $123.5 million. During 2001, the Company determined that ten fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $0.7 million to reduce the carrying value of the fixed maturities to their fair value of $0.07 million.

3.   FINANCIAL INSTRUMENTS

ESTIMATED FAIR VALUE

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

FIXED MATURITIES SECURITIES: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

EQUITY SECURITIES: Fair values of these securities are based upon quoted market value.

MORTGAGE LOANS ON REAL ESTATE: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amounts for these assets approximate the assets' fair values.

ASSETS HELD IN SEPARATE ACCOUNTS: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

SURPLUS NOTES: Estimated fair value of the Company's surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

INVESTMENT CONTRACT LIABILITIES (INCLUDED IN FUTURE POLICY BENEFITS AND CLAIMS RESERVES):

SUPPLEMENTARY CONTRACTS AND IMMEDIATE ANNUITIES: Estimated fair values of the Company's liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Company would incur to extinguish the liability.

LIABILITIES RELATED TO SEPARATE ACCOUNTS: Liabilities related to separate accounts are reported at full account value in the Company's historical balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2002 and 2001 were as follows:

                                                         2002                               2001
     --------------------------------------------------------------------------------------------------------
                                              Carrying         Fair               Carrying            Fair
     (Millions)                                 Value          Value                Value             Value
     --------------------------------------------------------------------------------------------------------
     Assets:
        Fixed maturities                    $  4,936.4         $4,936.4            $ 1,994.9       $ 1,994.9
        Equity securities                         19.0             19.0                  -               -
        Mortgage loans on real estate            482.4            522.2                213.9           219.2
        Policy loans                              16.0             16.0                 14.8            14.8
        Cash and short-term investments          150.7            150.7                205.8           205.8
        Assets held in separate accounts      11,029.3         11,029.3             10,958.2        10,958.2

     Liabilities:
        Surplus notes                           (170.0)          (260.0)              (245.0)         (358.1)
        Investment contract liabilities:
        Deferred annuities                    (5,128.0)        (4,802.9)            (2,155.3)       (1,976.7)
        Supplementary contracts and
          immediate annuities                     (8.0)            (8.0)                (7.1)           (7.1)
        Liabilities related to separate
          accounts                           (11,029.3)       (11,029.3)           (10,958.2)      (10,958.2)
     --------------------------------------------------------------------------------------------------------

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

4.   NET INVESTMENT INCOME

     Sources of net investment income were as follows:

                                 Year Ended      Year Ended     Year Ended
                                 December 31,   December 31,   December 31,
     (Millions)                      2002           2001           2000
     -------------------------------------------------------------------------
     Fixed maturities           $     185.6   $      83.7    $      55.3
     Mortgage loans                    19.6          11.2            7.8
     Policy loans                       0.6           0.8            0.5
     Short term investments and
        cash equivalents                2.6           2.6            2.3
     Other                              0.4           0.6            0.7
     -------------------------------------------------------------------------
     Gross investment income          208.8          98.9           66.6
     Less: investment expenses         11.1           4.5            2.5
     -------------------------------------------------------------------------
     Net investment income      $     197.7   $      94.4    $      64.1
     =========================================================================


5.   DIVIDEND RESTRICTIONS AND SHAREHOLDER'S EQUITY

The ability of Golden American to pay dividends to the Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2002, Golden American cannot pay dividends to Equitable Life without prior approval of statutory authorities. Golden American did not pay common stock dividends during 2002, 2001, or 2000.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net (loss) income was $(303.0) million, $(156.4) million and $(71.1) million for the years ended December 31, 2002, 2001, and 2000, respectively. Statutory capital and surplus was $424.9 million and $451.6 million as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

For 2001, the Company was required to implement statutory accounting changes ("Codification") ratified by the National Association of Insurance Commissioners ("NAIC") and state insurance departments. The cumulative effect of Codification to the Company's statutory surplus as of January 1, 2001 was a decrease of $5.9 million.

The Company maintains a $40.0 million reciprocal loan agreement with ING AIH (refer to Note 10), a perpetual $75.0 million revolving note facility with Bank of New York and a $75.0 million revolving note facility with SunTrust Bank which expires on July 31, 2003.

6.       CAPITAL GAINS AND LOSSES ON INVESTMENT OPERATIONS

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital (losses) gains on investments were as follows:



                                                 Year ended     Year ended     Year ended
                                                December 31,   December 31,   December 31,
     (Millions)                                     2002           2001           2000
     --------------------------------------------------------------------------------------
     Fixed maturities                           $    4.2         $  (4.9)    $    (6.3)
     Equity securities                               -              (1.6)         (0.2)
     Mortgage loans on real estate                   -               -            (0.1)
     --------------------------------------------------------------------------------------
     Pretax realized capital gains (losses)     $    4.2         $  (6.5)    $    (6.6)
     ======================================================================================
     After-tax realized capital gains (losses)  $    2.7         $  (4.2)    $    (4.3)
     ======================================================================================


Proceeds from the sale of total fixed maturities and the related gross gains and losses were as follows:

                                Year ended        Year ended        Year ended
                               December 31,      December 31,      December 31,
     (Millions)                    2002              2001              2000
     ---------------------------------------------------------------------------
     Proceeds on sales          $ 7,297.1        $   880.7        $    205.1
     Gross gains                     76.8              6.9               0.2
     Gross losses                    72.6             11.8               6.5

Changes in shareholder's equity related to changes in accumulated other comprehensive income were as follows:

     (Millions)                                 2002        2001       2000
     --------------------------------------------------------------------------
     Fixed maturities                        $ 204.0        $18.4      $12.4
     Equity securities                          (3.9)         -          -
     DAC/VOBA                                 (202.8)        (8.4)     (10.4)
     --------------------------------------------------------------------------
                                                (2.7)        10.0        2.0
     Increase (decrease) in deferred income
        taxes                                   (1.0)         2.1       (3.1)
     --------------------------------------------------------------------------
     Net changes in accumulated other
      comprehensive income (loss)            $  (1.7)    $    7.9  $     5.1
     --------------------------------------------------------------------------

Shareholder's equity included the following accumulated other comprehensive income (loss), at December 31:

     (Millions)                                 2002          2001        2000
     ---------------------------------------------------------------------------
     Net unrealized capital gains (losses):
       Fixed maturities                     $   216.3   $     12.3   $    (6.1)
       Equity securities                         (3.9)         -           -
       DAC/VOBA                                (209.2)        (6.4)        2.0
     ---------------------------------------------------------------------------
                                                  3.2          5.9        (4.1)
     Deferred income taxes                        1.1          2.1         -
     ---------------------------------------------------------------------------
     Net accumulated other comprehensive
          income (loss)                     $     2.1    $     3.8    $   (4.1)
     ===========================================================================

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, were as follows:


     (Millions)                                     2002       2001        2000
     ---------------------------------------------------------------------------
     Unrealized holding gains (losses) arising   $  (8.7)  $   11.1    $    6.9
        the year (1)
     Less: reclassification adjustment for
        gains  (losses) and other items
        included in net income (2)                   7.0       (3.2)       (1.8)
     ---------------------------------------------------------------------------
     Net unrealized gains (losses) on securities $  (1.7)  $    7.9    $    5.1
     ===========================================================================

     (1) Pretax unrealized holding gains (losses) arising during the year were $13.4 million, $17.1 million and $10.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.
     (2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $10.8 million, $(4.9) million and $(2.8) million for the years ended December 31, 2002, 2001 and 2000, respectively.

7.   SEVERANCE

In December 2001, ING announced its intentions to further integrate and streamline the U.S. based operations of ING Americas, (which includes the Company), in order to build a more customer-focused organization. In connection with these actions, the Company recorded a charge of $4.9 million pretax. The severance portion of this charge ($4.8 million pretax) is based on a plan to eliminate 260 positions (primarily operations, information technology and other administrative/staff support personnel). Severance actions are expected to be substantially complete by March 31, 2003. The facilities portion ($.1 million pretax) of the charge represents the amount to be incurred by the Company to terminate a contractual lease obligation.

Activity for the year ended December 31, 2002 within the severance liability and positions eliminated related to such actions were as follows:

     (Millions)                        Severance Liability  Positions
     ---------------------------------------------------------------------
     Balance at December 31, 2001          $     4.8           252
     Actions taken                              (3.4)         (194)
     ---------------------------------------------------------------------
     Balance at December 31, 2002          $     1.4            58
     =====================================================================

8.   INCOME TAXES

Starting in 2002, Golden American Life Insurance Company joins in the filing of a consolidated federal income tax return with its parent, Equitable Life and other affiliates. The Company has a tax allocation agreement with Equitable Life whereby the Company is charged for taxes it would have incurred were it not a member of the consolidated group and is credited for losses at the statutory tax rate. Prior to joining the Equitable Life consolidated group, the Company was the parent of a different consolidated group.

At December 31, 2002, the Company has net operating loss carryforwards of approximately $369.2 million for federal income tax purposes which are available to offset future taxable income. If not used, these carryforwards will expire between 2011 and 2016.

Income tax expense (benefit) from continuing operations included in the consolidated financial statements are as follows:

                                     Year ended    Year ended    Year ended
                                    December 31,  December 31,  December 31,
  (Millions)                            2002          2001          2000
  ---------------------------------------------------------------------------
    Current taxes (benefits):
        Federal                   $     (98.2)   $      0.6    $     (0.1)
  ---------------------------------------------------------------------------
           Total current taxes
           (benefits)                   (98.2)          0.6          (0.1)
  ---------------------------------------------------------------------------
    Deferred taxes (benefits):
        Federal                          85.7          (0.5)         13.3
  ---------------------------------------------------------------------------
           Total deferred taxes
           (benefits)                    85.7          (0.5)         13.3
  ---------------------------------------------------------------------------
    Total                         $     (12.5)   $      0.1    $     13.2
  ============================================================================

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:


                                               Year ended     Year ended    Year ended
                                              December 31,   December 31,  December 31,
     (Millions)                                   2002           2001          2000
     ------------------------------------------------------------------------------------
       Income before income taxes            $    (42.2)    $    (3.9)     $      32.4
       Tax rate                                      35%           35%             35%
     ------------------------------------------------------------------------------------
       Income tax at federal statutory rate       (14.8)         (1.4)           11.3
       Tax effect of:
          Goodwill amortization                     -             1.0             1.0
          Meals and entertainment                   0.6           0.5             0.3
          Other                                     1.7           -               0.6
     ------------------------------------------------------------------------------------
        Income tax expense (benefit)         $    (12.5)    $     0.1      $     13.2
     ------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

     (Millions)                                                 2002          2001
     ------------------------------------------------------------------------------------
     Deferred tax assets:
        Operations and capital loss carryforwards            $     125.6    $   121.7
        Future policy benefits                                     214.1        176.3
        Goodwill                                                    11.1          -
        Investments                                                  0.2          0.1
     ------------------------------------------------------------------------------------
                                                                   351.0        298.1
     Deferred tax liabilities:
        Goodwill                                                     -           (3.5)
        Unrealized gains on investments                             (1.1)        (2.1)
        Deferred policy acquisition cost                          (254.8)      (222.8)
        Value of purchased insurance in force                       (5.0)        (6.9)
        Other                                                     (169.9)       (75.4)
     ------------------------------------------------------------------------------------
     Deferred tax liability before allowance                      (430.8)      (310.7)
     ------------------------------------------------------------------------------------
     Valuation allowance                                             -            -
     ------------------------------------------------------------------------------------
     Net deferred income tax liability                       $     (79.8)   $   (12.6)
     ====================================================================================

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

9. BENEFIT PLANS

DEFINED BENEFIT PLANS

Prior to December 31, 2001, the Company's employees were covered by the ING Retirement Plan for Employees of Equitable Life ("Equitable Plan"), a qualified, defined contribution pension plan. The Company was allocated its share of the pension liability associated with employees.

As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING North America Insurance Corporation ("ING North America"), including Equitable Life, were merged into the ING Americas Retirement Plan. The Company transferred its pension liabilities to the Parent at that date. In exchange for these liabilities, the Company received a capital contribution, net of taxes, from the Parent. The costs allocated to the Company for its members' participation in the ING Pension Plan were $3.0 million for 2002.

The following tables summarize the benefit obligations and the funded status for pension benefits related to the Equitable Plan for the two-year period ended December 31, 2001:

(Millions)                                                        2001
------------------------------------------------------------------------------

    Change in benefit obligation:
      Benefit obligation at January 1                     $        7.9
      Service cost                                                 2.0
      Interest cost                                                0.8
      Actuarial (gain) loss                                       (2.7)
      Plan Amendments                                             (0.2)
      Transfer of benefit obligation to the Parent                (7.8)
                                                        ----------------------
      Benefit obligation at December 31                   $        -
                                                        ======================

    Funded status:
      Funded status at December 31 prior to the transfer
         of the benefit obligation to the Parent          $       (7.8)
      Unrecognized past service cost                              (1.1)
      Unrecognized net loss                                        -
      Transfer of the funded status to the Parent                  8.9
                                                        ----------------------
      Net amount recognized                               $        -
                                                        ======================

Prior to the merger of the qualified benefit plans of ING's U.S. subsidiaries at December 31, 2001, Equitable Life, held the plan assets.

The weighted-average assumptions used in the measurement of the Company's' December 31, 2001 benefit obligation, prior to the merger of the qualified benefit plans of ING, follows:

                                                               2001
------------------------------------------------------------------------------

    Discount rate                                             7.50%
    Expected return on plan assets                            9.25
    Rate of compensation increase                             4.50

The following table provides the net periodic benefit cost for the fiscal years 2001 and 2000:

Year Ended December 31,                    2001            2000
------------------------------------------------------------------------
(MILLIONS)

    Service cost                       $    2.0           $    1.6
    Interest cost                           0.8                0.5
    Unrecognized past service cost          -                  -
                                    ------------------------------------
    Net periodic benefit cost          $    2.8           $    2.1
                                    ====================================

There were no gains or losses resulting from curtailments or settlements during 2001 or 2000.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $0 as of December 31, 2001.

10. RELATED PARTY TRANSACTIONS

     OPERATING AGREEMENTS:

     The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

     o Resources and services are provided to Security Life of Denver Insurance Company ("SLDIC) and Southland Life Insurance Company ("SLIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, were $4.2 million, $0.3 million and $0.3 million, respectively for SLDIC and $1.0 million, $0.1 million and $0.1 million, respectively for SLIC.
     o Underwriting and distribution agreement with Directed Services, Inc. ("DSI"), for the variable insurance products issued by the Company. DSI is authorized to enter into agreements with broker/dealers to distribute the Company's' variable products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 2002, 2001 and 2000 commission expenses were incurred in the amounts of $282.9 million, $229.7 million, and $208.9 million, respectively.
     o Asset management agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $11.0 million, $4.4 million, and $2.5 million, respectively.
     o Service agreement with Equitable Life in which administrative and financial related services are provided. For the years ended December 31, 2002, 2001, and 2000 expenses were incurred in the amounts of $0.6 million, $0.3 million, and $1.3 million, respectively.

          Golden American has certain agreements whereby it generates revenues and incurs expenses with affiliated entities.

         The agreements are as follows:

     o Managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2002, 2001, and 2000 revenue for these services was $23.7 million, $23.1 million, and $21.3 million, respectively.
     o Advisory, computer, and other resources and services are provided to Equitable Life and United Life & Annuity Insurance Company ("ULAIC"). For the years ended December 31, 2002, 2001, and 2000 revenues for these services, which reduced general expenses incurred, totaled $9.8 million, $8.2 million, and $6.2 million, respectively for Equitable Life and $0.3 million, $0.4 million and $0.6 million, respectively for ULAIC.
     o Expense sharing agreements with ING America Insurance Holdings, Inc. ("ING AIH") for administrative, management, financial, and information technology services, which were approved in 2001. For the years ended December 31, 2002 and 2001, Golden American incurred expenses of $41.0 million and $23.2 million, respectively.
     o Guaranty agreement with Equitable Life. In consideration of an annual fee, payable June 30, Equitable Life guarantees that it will make funds available, if needed, to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. No amounts were payable under this agreement as of December 31, 2002, 2001 and 2000.

REINSURANCE AGREEMENTS:

Golden American participates in a modified coinsurance agreement with Equitable Life, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $100.9 million, $224.5 million and $218.8 million for the years ended December 31, 2002, 2001, and 2000, respectively. This was offset by a decrease in policy acquisition costs deferred of $143.5 million, $257.5 million and $223.7 million, respectively, for the same periods. As at December 31, 2002, 2001 and 2000, Golden American also had a payable to Equitable Life of $7.1 million, $22.6 million and $16.3 million, respectively, due to the overpayment by Equitable Life of the cash settlement for the modified coinsurance agreement.

Golden American entered into a reinsurance agreement with Security Life of Denver International, Ltd., an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued after January 1, 2000. Golden American also obtained an irrevocable letter of credit in the amount of $25 million related to this agreement. In addition, the Company obtained a standby letter of credit in the amount of $75 million.

RECIPROCAL LOAN AGREEMENT:

Golden American maintains a reciprocal loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2007, Golden American and ING AIH can borrow up to $40.0 million from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $33,000, $26,000, and $481,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001, and 2000, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

SURPLUS NOTES:

Golden American issued multiple 30-year surplus notes (see below table). Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Interest expense for the years ended December 31:

(Millions)
-----------------------------------------------------------------------------------------------------------------------
     Surplus                                                              Maturity
      Note          Amount                    Affiliate                     Date         2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------
       8.2%           50.0    *Equitable Life                             12/29/29        2.0         4.1         4.1
       8.0            35.0     Security Life of Denver                    12/07/29        2.8         2.8         3.0
       7.8            75.0     Equitable Life                             09/29/29        5.8         5.8         5.8
       7.3            60.0     Equitable Life                             12/29/28        4.4         4.4         4.4
       8.3            25.0    *Equitable Life                             12/17/26        1.0         2.1         2.1
-----------------------------------------------------------------------------------------------------------------------

*Surplus notes redeemed June 28, 2002.

STOCKHOLDER'S EQUITY:

During 2002, 2001, and 2000, Golden American received capital contributions of $356.3 million, $196.8 million, and $115.0 million respectively.

11. REINSURANCE

At December 31, 2002, Golden American had reinsurance treaties with four unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks were $90.7 million and $94.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Company had net receivables of $196.9 million and $56.0 million, respectively for reinsurance claims, reserve credits, or other receivables from these reinsurers. At December 31, 2002 and 2001, respectively, these net receivables were comprised of the following: $36.7 and $7.8 million for claims recoverable from reinsurers; $6.3 and $3.4 million for payable for reinsurance premiums; $137.2 million and $28.8 million for reserve credits; and $24.0 million and $22.7 million for reinsured surrenders and allowances due from an unaffiliated reinsurer. Included in the accompanying consolidated financial statements, excluding the modified coinsurance agreements, are net considerations to reinsurers of $50.8 million, $30.3 million and $21.7 million and net policy benefits recoveries of $49.5 million, $21.8 million and $8.9 million for the years ended December 21, 2002, 2001 and 2000, respectively.

Golden participates in a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying consolidated financial statements are presented net of the effects of the treaty which increased (decreased) income by $(2.9) million, $(0.5) million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

12. COMMITMENTS AND CONTINGENT LIABILITIES

LEASES

For the year ended December 31, 2002 rent expense for leases was $4.6 million. The future net minimum payments under noncancelable leases for the years ended December 31, 2003 through 2007 are estimated to be $2.3 million, $2.3 million, $2.4 million, $2.4 million and $2.4 million, respectively, and $2.4 million, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

COMMITMENTS

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2002 and 2001, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $39.0 million and $25.2 million, respectively. The Company makes investments in limited partnerships on a subscription basis. At December 31, 2002 and 2001, the Company had to fund the subscriptions of $38.0 million and $0.0 million, respectively.

LITIGATION

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.




QUARTERLY DATA (UNAUDITED)

2002 (Millions)                                  First         Second          Third          Fourth
------------------------------------------------------------------------------------------------------

  Total Revenue                             $      69.4   $      89.2    $     141.4     $     109.4
------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                (3.2)        (16.0)         (60.2)           37.2
  Income taxes (benefit)                           (1.0)         (5.5)         (19.2)           13.2
------------------------------------------------------------------------------------------------------
  Income (loss) before cumulative effect
   of change in accounting principal               (2.2)        (10.5)         (41.0)           24.0
  Cumulative effect of change in
   accounting principle                             -             -              -            (135.3)
------------------------------------------------------------------------------------------------------
  Net income (loss)                         $      (2.2)  $     (10.5)   $     (41.0)    $    (111.3)
======================================================================================================

2001 (Millions)                                  First         Second          Third          Fourth
------------------------------------------------------------------------------------------------------
  Total Revenue                             $      72.1   $      65.4    $      70.1     $      69.2
------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                14.2           5.6          (14.3)           (9.4)
  Income taxes                                      5.3           2.4           (5.6)           (2.0)
------------------------------------------------------------------------------------------------------
  Net income (loss)                         $       8.9   $       3.2    $      (8.7)    $      (7.4)
======================================================================================================


                                                  44

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Omitted pursuant to General Instruction I(2) of Form 10-K.

ITEM 11.  EXECUTIVE COMPENSATION

Omitted pursuant to General Instruction I(2) of Form 10-K.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Omitted pursuant to General Instruction I(2) of Form 10-K.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Omitted pursuant to General Instruction I(2) of Form 10-K.

ITEM 14.  CONTROLS AND PROCEDURES

a) Within the 90-day period prior to the filing of this report, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14 of the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective in ensuring that material information relating to the Company required to be disclosed in the Company's periodic SEC filings is made known to them in a timely manner.

b) There have not been any significant changes in the internal controls of the Company or other factors that could significantly affect these internal controls subsequent to the date the Company carried out its evaluation.

                                     PART IV

ITEM 15. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)  The following documents are filed as part of this report:
     1.   Financial statements. See Item 8 on Page 13.
     2. Financial statement schedules. See Index to Consolidated Financial Statement Schedules on Page 49.

EXHIBITS

2. (a) Plan of Acquisition Stock Purchase Agreement dated as of May 3, 1996, between Equitable of Iowa Companies ("Equitable") and Whitewood
          Properties Corp. (incorporated by reference from Exhibit 2 in Equitable's Form 8-K filed August 28, 1996)

     (b) Agreement and Plan of Merger dated as of July 7, 1997, among ING Groep N.V., PFHI Holdings, Inc., and Equitable (incorporated by reference from Exhibit 2 in Equitable's Form 8-K filed July 11, 1997)

3. (a) Articles of Incorporation and By-Laws Articles of Incorporation of Golden American Life Insurance Company ("Registrant" or "Golden American") (incorporated by reference from Exhibit 3(a) to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") on June 30, 2000 (File No. 333-40596)

    (b)(i)By-laws of Golden American, as amended (incorporated by reference from Exhibit 3(b)(ii) to the Registrant's Registration Statement on Form S-1 filed with the SEC on June 30, 2000 (File No. 333-40596)

     (ii) By-laws of Golden American, as amended (incorporated by reference from Exhibit 3(b)(ii) to the Registrant's Registration Statement on Form S-1 filed with the SEC on June 30, 2000 (File No. 333-40596)

     (iii)Certificate of Amendment of the By-laws of MB Variable Life Insurance Company, as amended (incorporated by reference from Exhibit 3(b)(iii) to Registrant's Registration Statement on Form S-1 filed with the SEC on June 30, 2000 (File No. 333-40596)

     (iv) By-laws of Golden American, as amended (12/21/93) (incorporated by reference from Exhibit 3(b)(iv) to Registrant's Registration Statement on Form S-1 filed with the SEC on June 30, 2000 (File No. 333-40596)

4. (a) Single Premium Deferred Modified Guaranteed Annuity Contract incorporated herein by reference to the initial Registration Statement for Golden American filed with the Securities and Exchange Commission on June 30, 2000 (File No. 333-40596)

     (b) Single Premium Deferred Modified Guaranteed Annuity Master Contract incorporated herein by reference to Amendment No. 1 to the Registration Statement for Golden American filed with the Securities and Exchange Commission on September 13, 2000 (File No. 333-40596)

     (c) Single Premium Deferred Modified Guaranteed Annuity Certificate incorporated herein by reference to Amendment No. 1 to the Registration Statement for Golden American filed with the Securities and Exchange Commission on September 13, 2000 (File No. 333-40596)

     (d) Single Premium Deferred Modified Guaranteed Annuity Contract incorporated herein by reference Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 for Golden American filed with the Securities and Exchange Commission on February 8, 2002 (File No. 333-67660)

     (e) Single Premium Deferred Modified Guaranteed Annuity Master Contract incorporated herein by reference Pre-Effective Amendment No. 1 to a initial Registration Statement on Form S-1 for Golden American filed with the Securities and Exchange Commission on February 8, 2002 (File No. 333-67660)

     (f) Single Premium Deferred Modified Guaranteed Annuity Certificate incorporated herein by reference Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 for Golden American filed with the Securities and Exchange Commission on February 8, 2002 (File No. 333-67660)

10   (a)  MATERIAL CONTRACTS
          Administrative Services Agreement, dated as of January 1, 1997, between Golden American and Equitable Life Insurance Company of Iowa (incorporated by reference from Exhibit 10(a) to a Registration Statement for Golden American on Form S-1 filed with the SEC on April 29, 1998 (File No. 333-51353)

     (b) Service Agreement, dated as of January 1, 1994, between Golden American and Directed Services, Inc. (incorporated by reference from
          Exhibit 10(b) to a Registration Statement for Golden American on Form S-1 filed with the SEC on April 29, 1998 (File No. 333-51353)

     (c) Service Agreement, dated as of January 1, 1997, between Golden American and Equitable Investment Services, Inc. (incorporated by reference from Exhibit 10(c) to a Registration Statement for Golden American on Form S-1 filed with the SEC on April 29, 1998 (File No. 333-51353)

     (d) Asset management Agreement, dated January 20, 1998, between Golden American and ING Investment Management LLC (incorporated by reference from Exhibit 10(f) to Golden American's Form 10-Q filed with the SEC on August 14, 1998 (File No. 33-87272)

     (e) Reciprocal Loan Agreement, dated January 1, 1998, as amended March 20, 1998, between Golden American and ING America Insurance Holdings, Inc. (incorporated by reference from Exhibit 10(g) to Golden American's Form 10-Q filed with the SEC on August 14, 1998 (File No. 33-87272)

     (f) Underwriting Agreement between Golden American and Directed Services, Inc. (incorporated by reference from Exhibit 1 to Amendment No. 9 to Registrant's Registration Statement on Form S-1 filed with the SEC on or about February 17, 1998 (File No. 33-87272)

     (g) Surplus Note, dated December 17, 1996, between Golden American and Equitable of Iowa Companies (incorporated by reference from Exhibit 10(l) to Golden American's Form 10-K filed with the SEC on March 29, 2000 (File No. 33-87272)

     (h) Surplus Note, dated December 30, 1998, between Golden American and Equitable Life Insurance Company of Iowa (incorporated by reference from Exhibit 10(m) to Golden American's Form 10-K filed with the SEC on March 29, 2000 (File No. 33-87272)

     (i) Surplus Note, dated September 30, 1999, between Golden American and ING America Insurance Holdings, Inc. (incorporated by reference from
          Exhibit 10(n) to Golden American's Form 10-K filed with the SEC on March 29, 2000 (File No. 33-87272)

     (j) Surplus Note, dated December 8, 1999, between Golden American and First Columbine Life Insurance Company (incorporated by reference from
          Exhibit 10(g) to Amendment No. 7 to a Registration Statement for Golden American on Form S-1 filed with the SEC on or about January 27, 2000 (File No. 333-28765)

     (k) Surplus Note, dated December 30, 1999, between Golden American and Equitable Life Insurance Company of Iowa (incorporated by reference from Exhibit 10(h) to Amendment No. 7 to a Registration Statement for Golden American on Form S-1 filed with the SEC on or about January 27, 2000 (File No. 333-28765)

     (l) Reinsurance Agreement, effective January 1, 2000, between Golden American Life Insurance Company and Security Life of Denver International, Ltd. (incorporated by reference from Exhibit 10(q) to Golden American's Form 10-K filed with the SEC on March 29, 2001 (File No. 33-87272)

     (m)  Participation  Agreement  between  Golden  American  and ING  Variable
          Insurance Trust (incorporated by reference from Exhibit 10(m) to Registration Statement for Golden American on Form S-1 filed with the SEC on or about April 26, 2000 (File No. 333-35592)

     (n) Reinsurance Agreement, dated June 30, 2000, between Golden American Life Insurance Company and Equitable Life Insurance Company of Iowa (incorporated by reference from Exhibit 10(s) to Golden American's Form 10-Q filed with the SEC on August 11, 2000 (File No. 33-87272)

     (o) Letter of Credit between Security Life of Denver International, Ltd. and The Bank of New York for the benefit of Golden American (incorporated by reference to Exhibit 10(r) to Amendment No. 3 to a Registration Statement on Form S-1 filed with the SEC on April 23, 2001 (File No. 333-35592)

     (p) Form of Participation Agreement between Golden American and Pilgrim Variable Products Trust (incorporated by reference to Exhibit 10(s) to Amendment No. 3 to a Registration Statement on Form S-1 filed with the SEC on April 23, 2001 (File No. 333-35592)

     (q) Amendment to the Reinsurance Agreement between Golden American and Security Life of Denver International, Ltd., amended September 28,
          2001 (Incorporated by reference from Exhibit 10(n) Pre-Effective Amendment No. 1 to a Registration Statement for Golden American on Form S-1 filed with the SEC on October 26, 2001 (Filed No. 333-63694)

     (r) Participation Agreement between Golden American Life Insurance Company, Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund, Aetna Variable Portfolios, Inc. and Aeltus Investment Management, Inc. (incorporated by reference from Exhibit 10(p) to Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 filed by Registrant with the SEC on or about October 26, 2001 (File No. 333-63694)

     (s) Participation Agreement between Golden American Life Insurance Company and ING Pilgrim Investors, LLC (incorporated by reference from Exhibit 10(w) to Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 filed by Registrant with the SEC on or about October 26, 2001 (File No. 333-63694)

     (t) Participation Agreement between Golden American Life Insurance Company and ING Pilgrim Securities, Inc. (incorporated by reference from
          Exhibit 10(x) to Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 filed by Registrant with the SEC on or about October 26, 2001 (File No. 333-63694)

     (u) Form of Participation Agreement between Golden American Life Insurance Company, Aetna Life Insurance and Annuity Company and Portfolio Partners, Inc. (incorporated by reference from Exhibit 10(z) to Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 filed by Registrant with the SEC on or about October 26, 2001(File No. 333-63694)

     (v) Form of Services Agreement between Golden American Life Insurance Company and the affiliated companies listed on Exhibit B to that Agreement (incorporated by reference from Exhibit 10(p) to Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 filed by Registrant with the SEC on or about December 11, 2001 (File No. 333-70602)

     (w) Form of Services Agreement between Golden American Life Insurance Company and ING North American Insurance Corporation, Inc. (incorporated by reference from Exhibit 10(q) to Pre-Effective
          Amendment No. 1 to a Registration Statement on Form S-1 filed by Registrant with the SEC on or about December 11, 2001 (File No. 333-70602)

     (x) Form of Shared Services Center Services Agreement by and among ING North America Insurance Corporation ("Service Provider") and Ameribest Life Insurance Company, a Georgia corporation; Equitable Life Insurance Company of Iowa, an Iowa corporation; USG Annuity & Life Company, an Oklahoma corporation; Golden American Life Insurance
          Company, a Delaware corporation; First Columbine Life Insurance Company, a Colorado corporation; Life Insurance Company of Georgia, a Georgia corporation; Southland Life Insurance Company, a Texas corporation; Security Life of Denver Insurance Company, a Colorado
          corporation;  Midwestern  United Life  Insurance  Company,  an Indiana
          corporation; and United Life & Annuity Insurance Company, a Texas corporation (incorporated by reference from Exhibit 10(r) to Pre-Effective Amendment No. 1 to a Registration Statement on Form S-1 filed by Registrant with the SEC on or about December 11, 2001(File No. 333-70602)

               INDEX TO CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

                                                                        Page
                                                                    ------------

Report of Independent Auditors ..................................        50

I.  Summary of Investments - Other than Investments in
    Affiliates as of December 31, 2002...........................        51

IV. Reinsurance as of and for the years ended December 31, 2002,
    2001 and 2000................................................        52

Schedules other than those listed above are omitted because they are not required or not applicable.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Golden American Life Insurance Company

We have audited the consolidated financial statements of Golden American Life Insurance Company and Subsidiary as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated March 21, 2003. Our audits also included the financial statement schedules listed in Item 15. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                              /s/ Ernst & Young LLP

Atlanta, Georgia
March 21, 2003




                                                      SCHEDULE I
                             Summary of Investments - Other than Investments in Affiliates
                                                As of December 31, 2002
                                                      (Millions)

                                                                                                  Amount shown
                                                                                                   on Balance
     Type of Investment                                                Cost          Value*          Sheet
     -----------------------------------------------------------------------------------------------------------
     Fixed maturities:
     U.S. government and government agencies and authorities       $      207.3    $      209.5    $     209.5
     Public Utilities Securities                                          335.7           349.3          349.3
     U.S. corporate securities                                          3,012.0         3,182.9        3,182.9
     Foreign securities (1)                                               228.6           242.5          242.5
     Mortgage-backed securities                                           641.7           653.5          653.5
     Other asset-backed securities                                        294.8           298.7          298.7
     Less: Fixed maturities pledged to creditors                            -               -              -
                                                                  ----------------------------------------------
            Total fixed maturities                                  $   4,720.1    $    4,936.4  $     4,936.4
                                                                  ----------------------------------------------

     Equity securities:
                                                                  ----------------------------------------------
            Total equity securities                                        22.9            19.0           19.0
                                                                  ----------------------------------------------

     Short term investments                                                 2.2             2.2            2.2
     Mortgage loans                                                       482.4           482.4          482.4
     Policy loans                                                          16.0            16.0           16.0
                                                                  ----------------------------------------------
            Total other investments                                 $     500.6     $     500.6    $     500.6
     ===========================================================================================================

 * See Notes 2 and 3 of Notes to Consolidated Financial Statements.

(1)  The  term  "foreign"  includes  foreign   governments,   foreign  political
     subdivisions,  foreign  public  utilities  and all other  bonds of  foreign
     issuers.   Substantially  all  of  the  Company's  foreign  securities  are denominated in U.S. dollars.


                                                      52


                                                        SCHEDULE IV
                                                  Reinsurance Information
                              As of and for the years ended December 31, 2002, 2001 and 2000
                                                        (Millions)



(Millions)                                              Ceded to         Assumed                        Percentage of
                                       Gross             Other          from Other          Net        Amount assumed
                                       Amount          Companies        Companies         Amount           to net
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2002
Life insurance in Force              $   158.7      $       90.7      $       -        $      68.0         0.0%

AT DECEMBER 31, 2001
Life insurance in Force              $   169.3      $       94.8      $       -        $      74.5         0.0%

AT DECEMBER 31, 2000
Life insurance in Force              $   196.3      $      105.3      $       -        $      91.0         0.0%







                                                             53

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Golden American Life Insurance Company
                                        --------------------------------------
                                                     (Registrant)


March 24, 2003                     By      /s/ Cheryl L. Price
------------------                       ---------------------------
     (Date)                              Cheryl L. Price
                                         Vice President, Chief Financial Officer
                                         and Chief Accounting Officer
                                         (Duly Authorized Officer and
                                         Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on or before March 27, 2003.

         SIGNATURES                                    TITLE

/s/      Cheryl L. Price                      Vice President,
----------------------------------            Chief Financial Officer
         Cheryl L. Price                      and Chief Accounting Officer


/s/      Keith Gubbay                         Director and President
----------------------------------
         Keith Gubbay


/s/      Thomas J. McInerney                  Director
---------------------------------
         Thomas J. McInerney


/s/      P. Randall Lowery                    Director
---------------------------------
         P. Randall Lowery


/s/      Mark A. Tullis                       Director
---------------------------------
         Mark A. Tullis

                                  CERTIFICATION

I, Cheryl L. Price, certify that:

1. I have reviewed this annual report on Form 10-K of Golden American Life Insurance Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
     c) presented in this annual report our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies, defenses and material weaknesses.

Date: March 24, 2003
      --------------

By         /s/ Cheryl L. Price
           ---------------------------------
           Cheryl L. Price
           Vice President, Chief Financial Officer and Chief Accounting Officer Duly Authorized Officer and Principal Financial Officer)

                                  CERTIFICATION

I, Keith Gubbay, certify that:

1. I have reviewed this annual report on Form 10-K of Golden American Life Insurance Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
     c) presented in this annual report our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies, defenses and material weaknesses.

Date: March 24, 2003
      --------------

By         /s/ Keith Gubbay
           ----------------------------
           Keith Gubbay
           President
           (Duly Authorized Officer and Principal Officer)

                             PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

     INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND
     INCORPORATORS

     Delaware General Corporation Law, Title 8, Section 145 provides that corporations incorporated in Delaware may indemnify their officers, directors, employees or agents for threatened, pending or past legal action by reason of the fact he/she is or was a director, officer, employee or agent. Such indemnification is provided for under the Company's By-Laws under Article VI. Indemnification includes all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such indemnitee. Prepayment of expenses is permitted, however, reimbursement is required if it is ultimately determined that indemnification should not have been given.

     DIRECTORS' AND OFFICERS' INSURANCE

     The directors, officers, and employees of the registrant, in addition to the indemnifications described above, are indemnified through the blanket liability insurance policy of Registrant's ultimate parent, ING Groep N.V., or directly by Equitable of Iowa Companies, Inc. for liabilities not covered through the indemnification provided under the By-Laws.

     SECURITIES AND EXCHANGE COMMISSION POSITION ON
     INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS


     1     Distribution Agreement Between Golden American and
           Directed Services, Inc. (1)

     3(a)  Certificate of Amendment of the Restated Articles of
           Incorporation of Golden American, dated (03/01/95). (1)

     3(b)  By-Laws of Golden American, dated (01/07/94). (1)

     3(c)  Resolution of Board of Directors for Powers of
           Attorney, dated (04/23/99). (1)

     4(a)  Single Premium Deferred Modified Guaranteed
           Annuity Contract. (1)

     4(b)  Single Premium Deferred Modified Guaranteed
           Annuity Master Contract. (2)

     4(c)  Single Premium Deferred Modified Guaranteed
           Annuity Certificate. (2)

     4(d)  Individual Retirement Annuity Rider. (3)

     4(e)  Single Premium Deferred Modified Guaranteed
           Annuity Application. (2)

     4(f)  Single Premium Deferred Modified Guaranteed
           Annuity Enrollment Form. (2)

     4(g)  Roth Individual Retirement Annuity Rider. (3)

     4(h)  Simple Retirement Account Rider.  (3)

     4(i)  403(b) Rider.

     5     Opinion and Consent of Kimberly J. Smith

     10(a) Administrative Services Agreement between Golden
           American and Equitable Life Insurance Company of
           Iowa. (1)

     10(b) Service Agreement between Golden American and
           Directed Services, Inc. (1)

     10(c) Asset Management Agreement between Golden American and ING Investment Management LLC. (1)

     10(d) Reciprocal Loan Agreement between Golden American and ING America Insurance Holdings, Inc. (1)

     10(e) Revolving Note Payable between Golden American and
           SunTrust Bank. (1)

     10(f) Surplus Note, dated, 12/17/96 between Golden American and Equitable of Iowa Companies. (1)

     10(g) Surplus Note, dated, 12/30/98 between Golden American and Equitable Life Insurance Company of Iowa. (1)

     10(h) Surplus Note, dated, 09/30/99 between Golden American and ING AIH. (1)

     10(i) Surplus Note, dated, 12/08/99 between Golden American and First Columbine Life Insurance Company. (1)

     10(j) Surplus Note, dated, 12/30/99 between Golden American and Equitable of Iowa companies. (1)

     10(k) Reinsurance Agreement, dated 06/30/00, between
           GALIC & ELICI. (2)

     10(l) Renewal of Revolving Note Payable between Golden American and SunTrust Bank as of July 31, 2000 and expiring
           July 31, 2001. (2)

     10(m) Material contracts are listed under Item 14(a)10 in the Company's Form 10-K for the fiscal year ended December 31, 2002 (File Nos. 333-76150, 333-84394, 333-57212, 333-96597,333-96599),
           as filed with the Commission on March 27, 2003. Each of the Exhibits so listed is incorporated by reference as indicated in the Form 10-K.

     13 Golden American Life Insurance Company Form 10-K for the fiscal year ended December 31, 2002.

     23(a) Consent of Ernst & Young LLP, Independent Auditors.

     23(b) Consent of Counsel, incorporated in Item 5 of this
           Part II, together with the Opinion of Counsel.

     24    Powers of Attorney.
----------------------------------

(1) Incorporated herein by reference to the initial Registration Statement for Golden American filed with the Securities and Exchange Commission on June 30, 2000 (File No. 333-40596).

(2) Incorporated herein by reference to Amendment No. 1 to the Registration Statement for Golden American filed with the Securities and Exchange Commission on September 13, 2000 (File No. 333-40596).

(3) Incorporated herein by reference to Post-Effective Amendment No. 34 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B filed on April 15, 2003
     (File Nos. 033-23351, 811-5626).

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)  To include any prospectus required by Section
             10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 18.      FINANCIAL STATEMENTS AND SCHEDULES

Not Applicable

                           SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Chester, Commonwealth of Pennsylvania, on this 15th day of April, 2003.




                                 By:  GOLDEN AMERICAN LIFE
                                      INSURANCE COMPANY
                                      (Depositor)

                                By:
                                     --------------------
                                     Keith Gubbay*
                                     President

Attest: /s/ Linda E. Senker
        ------------------------
         Linda E. Senker
         Counsel of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 15, 2003.

Signature                     Title
---------                     -----

                             President
--------------------
Keith Gubbay*




                DIRECTORS OF DEPOSITOR


----------------------
David A. Wheat


----------------------
Thomas J. McInerney*


----------------------
Mark A. Tullis*


----------------------
P. Randall Lowery*


Attest: /s/ Linda E. Senker
        ------------------------
         Linda E. Senker
         Counsel of Depositor

*Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                  EXHIBIT INDEX


ITEM       EXHIBIT                                                   PAGE #
----       -------                                                   ------
4(i)      403(b) Rider                                               EX-4.I

5         Opinion and Consent of Kimberly J. Smith                   EX-5

13        Golden American Life Insurance Company Form 10-K            *
           for the fiscal year ended December 31, 2002

23(a)     Consent of Independent Auditors                            EX-23.A

23(b)     Consent of Legal Counsel                                    **

24        Powers of Attorney                                         EX-24

-----------------------------
* See Module No. GOLDEN_12312002
** Included in Exhibit 5 above